

2025

ANNUAL
INFORMATION FORM

MARCH 9, 2026

FOR THE FISCAL YEAR ENDED
DECEMBER 31, 2025

TSX: PD | NYSE: PDS

PRECISION DRILLING ANNUAL INFORMATION FORM

Throughout this Annual Information Form (**AIF**), the terms, **we**, **us**, **our**, **Corporation**, **Company**, **Precision** and **Precision Drilling** mean **Precision Drilling Corporation** and, where indicated, all our consolidated subsidiaries and any partnerships of which we and/or our subsidiaries are a part.

Information in the AIF is as of December 31, 2025 unless specified otherwise. All amounts are in Canadian dollars unless specified otherwise.

TABLE OF CONTENTS

ABOUT PRECISION

Precision is a leading provider of safe, efficient, and environmentally responsible *High Performance, High Value* services to the energy industry, offering customers access to an extensive fleet of *Super Series* drilling rigs. As we mark our 75th anniversary in 2026, Precision continues to build on a legacy of operational excellence, innovation, and disciplined execution. Precision offers an industry-leading digital technology portfolio known as Alpha™ technologies that leverages advanced automation software and analytics to generate more efficient, predictable, and repeatable results for our customers. Our drilling services are further enhanced by our EverGreen™ suite of environmental solutions, which bolsters our commitment to reducing the environmental impact of our operations. Additionally, Precision's oilfield services include a broad range of well service rigs, camps, and rental equipment, all backed by a comprehensive mix of technical support services and skilled, experienced personnel.

From our founding as a private drilling contractor in 1951, Precision has spent 75 years evolving alongside our customers and the energy industry, growing to become one of the most active drillers in North America. Our vision is to be globally recognized as the *High Performance*, *High Value* provider of land drilling services. Our mission is to deliver leading High Performance through passionate people supported by quality business systems, superior equipment and technologies designed to optimize results and reduce environmental, human, and operational risks. We create High Value by operating sustainably, lowering our customers' risks and costs while improving efficiency, developing our people, and generating long-term financial returns for our investors.

Our *High Performance, High Value* competitive advantage is underpinned by five distinguishing features:
- a high-quality *Super Series* land drilling rig fleet with Alpha™ technologies, and EverGreen™ environmental solutions designed to deliver consistent, repeatable, high-quality wellbores while improving safety, performance, capital and operational efficiency and reducing environmental impact;
- size and scale of our vertically integrated operations that provide better service capabilities and higher margins;
- a performance-driven culture that prioritizes safety and focuses on operational excellence;
- a capital structure that provides long-term financial resilience, flexibility and liquidity, allowing us to take advantage of business cycle opportunities and support sustainable value creation for our stakeholders; and
- an inclusive and responsible corporate culture.

CORPORATE GOVERNANCE

At Precision, we integrate financial, environmental, and social responsibility seamlessly into our operations, adhering closely to our core values and corporate governance principles. Guided by these principles and with the support and oversight of our Board of Directors (**Board**), we are committed to upholding our elevated standards of ethics and integrity. We recognize that governance practices such as board independence, proactive shareholder engagement and risk management help us sustain the trust we have built with our stakeholders.

To deliver results, we focus on operational excellence, top-tier environmental, social and governance (**ESG**) performance within our industry and productive stakeholder engagement. We integrate our health, safety and environmental (**HSE**) commitment into our operations and incorporate HSE performance goals in our compensation program.

Our ESG initiatives and annual performance data are included on our website, showcasing Precision's commitment to ESG. Our disclosure adheres to the Sustainability Accounting Standards Board (**SASB**), Task Force on Climate-Related Financial Disclosures (**TCFD**), and the United Nations Sustainable Development goals. We invite you to review some of our ESG highlights beginning on page 14 or, for more fulsome information, you can explore our ESG initiatives by visiting our website at **www.precisiondrilling.com/esg/**.

Our directors have a history of achievement and an effective mix of skills, knowledge and business experience. The directors continue to provide oversight in support of future operations and monitor regulatory developments and governance best practices in Canada, the United States (**U.S.**) and internationally. As part of their oversight, our Board has established three standing committees, comprised of independent directors, to help carry out its responsibilities effectively:
- Audit Committee
- Corporate Governance, Nominating and Risk Committee (**CGNRC**), and
- Human Resources and Compensation Committee (**HRCC**).

The Board may also create special *ad hoc* committees from time to time to deal with important matters that arise.

Management has also established internal committees, including the Enterprise Risk Management Committee, the Compliance Committee, the Disclosure Committee and the Health, Safety, Environment Council (**HSE Council**). Two of our directors, Mr. David W. Williams and Ms. Alice L. Wong, are active members of the HSE Council and attend quarterly meetings.

CORPORATE STRUCTURE

Precision was formed by amalgamation under the *Business Corporations Act* (Alberta). We previously operated as an income trust, known as **Precision Drilling Trust**, and converted to a corporate entity on June 1, 2010, under a statutory plan of arrangement.

Our common shares trade on the Toronto Stock Exchange (**TSX**), under the symbol *PD*, and on the New York Stock Exchange (**NYSE**) and NYSE Texas, Inc. (**NYSE Texas**), under the symbol *PDS*.

Our principal corporate and registered office is at:

Suite 800, 525 – 8th Avenue SW	Phone:	403.716.4500
Calgary, Alberta	Email:	info@precisiondrilling.com
Canada T2P 1G1	Website:	www.precisiondrilling.com

The chart below shows our organizational structure and material subsidiaries or partnerships, including the jurisdiction where each was incorporated, formed or continued and whether we hold the voting securities directly or indirectly. For simplification, non-material subsidiaries are excluded.

PRECISION DRILLING CORPORATION

Precision Drilling Canada Limited Partnership
(Alberta)
(100% voting securities held directly and indirectly)

Precision Limited Partnership
(Alberta)
(100% voting securities held directly and indirectly)

Precision Diversified Oilfield Services Corp.
(Alberta)
(100% voting securities held directly)

Precision Drilling (U.S.) Corporation
(Texas)
(100% voting securities held directly)

Grey Wolf Drilling Limited
(Barbados)
(100% voting securities held directly)

Grey Wolf Drilling (Barbados) Ltd.
(Barbados)
(100% voting securities held directly)

Precision Drilling Holdings Company
(Nevada)
(100% voting securities held directly)

Precision Drilling Company, LP
(Texas)
(100% voting securities held indirectly)

RECENT DEVELOPMENTS AND THREE-YEAR HISTORY

Several key trends are shaping the oil and natural gas industry driven by market volatility, geopolitical uncertainties, energy transition considerations, and technological advances. As investor focus continues to shift from volume growth to profitability and returns, companies are maintaining low debt levels and prioritizing dividends and share buybacks. North American oil and natural gas producers are focused on efficiencies and relying more on data-driven decision-making to reduce downtime and optimize production. Producers and drilling contractors are working together under more performance-based contracts that aim to improve profitability and returns for both parties.

We remain steadfast in our commitment to delivering value for our customers and stakeholders. For our customers, we are focused on delivering *High Performance, High Value* with our *Super Series* rigs complemented by our technology, including Alpha Automation[TM], EverGreen[TM] suite of environmental solutions, and AlphaArms[TM] (rig floor robotics). We continue to expand and refine our product offerings to meet evolving customer needs and drive superior operational outcomes. For our shareholders, we are focused on disciplined financial management and strategic capital allocation. Over the past three years, we have successfully reduced our debt by $429 million, achieving a Net Debt to Adjusted EBITDA ratio[1] of 1.2 times as of December 31, 2025. Over this same time period, we have allocated $181 million to share repurchases and reduced our outstanding shares by approximately 5%. Looking ahead to 2026, we plan to further enhance shareholder returns by allocating up to 50% of our free cash flow, before debt repayments, directly to shareholders. Additionally, we aim to reduce debt by at least another $100 million during 2026 and maintain our long-term debt reduction target of $700 million from 2022 to 2027. These initiatives position us to achieve a sustained Net Debt to Adjusted EBITDA ratio[1] below 1.0 times. As we progress, we are committed to transitioning toward a capital return model that directs up to 50% of free cash flow, before debt repayments, to our shareholders, reinforcing our focus on long-term value creation and financial strength.

In 2025, Precision demonstrated the resilience and consistency of our cash flow, generating $413 million in cash from operations. This performance enabled us to achieve our debt reduction and shareholder return targets while funding 27 major rig upgrades and increasing our cash balance by $12 million. Our *High Performance*, *High Value* strategy, bolstered by our industry-leading *Super Series* rigs, Alpha[TM] technologies, and EverGreen[TM] suite of environmental solutions, continues to set us apart in delivering exceptional value to our customers and stakeholders.

Together, these achievements underscore our unwavering commitment to operational excellence, financial discipline, and sustainable growth, positioning Precision as a trusted partner and a leader in the land drilling industry.

Notes:
(1)   Non-GAAP measure - see *Financial Measures and Ratios* on page 44.

Accomplishments and Highlights

We consistently establish annual strategic priorities. As part of our approach, we hold ourselves accountable by preparing quarterly updates on the progress made towards these priorities, culminating in a comprehensive year-end report highlighting our results. Our enduring commitment is underscored by a robust multi-year track record, showcasing our ability to deliver tangible outcomes aligned with our stated priorities.

2025 Accomplishments

2025 Strategic Priorities	2025 Results
Maximize free cash flow through disciplined capital deployment and strict cost management.	▪ Generated cash from operations of $413 million, allowing us to fund 27 major rig upgrades, meet our debt reduction and share purchase goals, and increase our cash balance by $12 million year over year. ▪ Realized approximately $10 million in annual savings by proactively reducing fixed costs in the first quarter of 2025 to address market uncertainty. ▪ Delivered resilient operating margins[1] in Canada and the U.S. even though average industry activity declined. ▪ Sustained Completion and Production Services Adjusted EBITDA and free cash flow generation even though we wound down our U.S. well service operation in the second quarter.
Enhance shareholder returns through debt reduction and share repurchases. **Reduce debt by at least $100 million in 2025 and reduce debt by $700 million between 2022 and 2027, while remaining committed to achieving a sustained Net Debt to Adjusted EBITDA ratio[2] of below 1.0 times.** **Allocate 35% to 45% of free cash flow, before debt repayments, directly to shareholders and continue moving direct shareholder returns toward 50% of free cash flow thereafter.**	▪ Reduced debt by $101 million and ended the year with a Net Debt to Adjusted EBITDA ratio of 1.2 times. Continued to target a sustained Net Debt to Adjusted EBITDA ratio of below 1.0 times. ▪ Well positioned to meet our long-term debt reduction target of $700 million between 2022 and 2027. As of December 31, 2025, we have reduced debt by $535 million since the beginning of 2022. ▪ Returned $76 million to shareholders through share repurchases, achieving the midpoint, and reducing our outstanding shares by 6%. ▪ Renewed our Normal Course Issuer Bid (**NCIB**) in September, allowing share repurchases of up to 10% of the public float.
Grow revenue in existing service lines through contracted upgrades, optimized pricing and utilization, and opportunistic consolidating tuck-in acquisitions.	▪ Invested $107 million in expansion and upgrade capital, including 27 major customer-funded rig upgrades in Canada and the U.S. ▪ Relocated two AC *Super Triple* rigs from the U.S. to Canada under long-term contracts. ▪ Grew our leading Canadian drilling rig market share year over year[2] and maintained strong pricing with revenue per utilization day improving 2%. ▪ Grew U.S. rig utilization in 2025 from a low of 27 active rigs in February to a peak of 40 active rigs in October and exited the year with 36 active rigs. ▪ Continued to expand our EverGreen[TM] product offering across our *Super Series* fleet, increasing revenue 22% year over year.

Notes:
(1)   Revenue per utilization day less operating costs per utilization day.
(2)   Non-GAAP measure - see *Financial Measures and Ratios* on page 44.

2025 Highlights

Industry Conditions

In 2025, global energy demand growth was tempered by several geopolitical events including OPEC+ easing of curtailments, trade and tariff uncertainty, international conflicts, and concerns over excess supply. The price of WTI crude fell by 14%, averaging US$64.81 per barrel compared to US$75.73 in 2024. In contrast, Henry Hub natural gas prices increased 51% and averaged US$3.63 per MMBtu as demand is expected to increase with the build out of Liquefied Natural Gas (**LNG**) projects and AI data centers. Canadian and U.S. producers remained focused on capital discipline and shareholder returns versus production growth and, as a result, average industry drilling activity in 2025 decreased 5% in Canada and 8% in the U.S.

Capital Expenditures and Asset Decommissioning

Our capital spending totaled $263 million, including $157 million for maintenance and infrastructure and $107 million for expansion and upgrades. We decommissioned 31 drilling rigs across our global fleet that no longer aligned with our advanced technology and performance standards, recognizing an asset decommissioning charge of $67 million. The rigs decommissioned included five rigs in Canada, 22 in the U.S. and four internationally.

See *Financial Measures and Ratios* on page 44.

International Drilling Contracts

At the beginning of 2025, Precision had eight active rigs in the Middle East, with three in the Kingdom of Saudi Arabia and five in Kuwait. The majority of these rigs are under five-year term contracts that stretch into 2027 and 2028. In May 2025, one rig in Saudi Arabia was temporarily suspended, reducing the active rig count to seven for the remainder of the year.

Completion and Production Services

In the second quarter of 2025, we completed the wind-down of our U.S. well service operations, monetizing certain assets and mobilizing others to support our Canadian operations. We remain the largest and most active well service company in Canada with 145 registered rigs as of December 31, 2025.

Technology Initiatives

In 2025, Precision continued to solidify its leadership in innovation by driving advancements in automation, robotics, predictive maintenance technologies, and the use of artificial intelligence. These initiatives reflect our unwavering commitment to enhancing operational efficiency, improving safety, and delivering superior value to our customers.

- Alpha™: As of December 31, 2025, Precision had 78 Alpha™ rigs throughout North America, representing approximately 80% of our AC *Super Triple* fleet. Our Alpha™ rigs are fully digitally-enabled, pad-walking *Super Triples* equipped with AlphaAutomation™ and a platform to deploy AlphaApps™ and AlphaAnalytics™. Precision's Alpha™ rigs have been fully commercialized in numerous basins since November 2019. Throughout the year, our AlphaAnalytics™ Clarity solution continued to mature and has facilitated incremental performance optimization by generating actionable insights from collected data.
- Robotics: Precision deployed its first *Super Triple* with AlphaArms™ (rig floor robotics) in 2024, which incorporated a modular fully automated pipe handling system. In 2025, AlphaArms™ became as efficient as a human crew, providing operational efficiency gains while increasing safety standards.
- Predictive Maintenance: In 2025, Precision continued to scale an industry-leading condition-based maintenance platform focused on critical assets on a drilling rig including top drives, engines and mud pumps. This platform leverages operational digital twin technology and machine learning models to support field operations.

See *Alpha™ Technologies* and *Alpha™ Technology - AlphaArms™* on page 11.

EverGreen™ Suite of Environmental Solutions

During 2025, Precision continued to extend market penetration of its EverGreen™ suite of environmental solutions, which encompasses the development and implementation of a diverse range of technologies specifically designed to quantify and reduce greenhouse gas (**GHG**) emissions during rig operations. We have multiple commercial agreements in place for our EverGreen™ products as over 90% of our active AC *Super Triple* rigs were equipped with at least one EverGreen™ product, including 16 Battery Energy Storage Systems (**BESS**) and 38 fuel monitoring systems at December 31, 2025. Precision also has several *Super Triple* rigs equipped with dual-fuel engines and *Super Single* engines, natural gas engines and/or grid tie-in technology. Our EverGreen™ product offerings to our *Super Single* rigs includes LED mast lighting and EverGreenHydrogen™ systems.

See *EverGreen™ Suite of Environmental Solutions* on page 11.

Debt Repayments

In 2025, we repaid $101 million of debt, meeting our debt reduction target of at least $100 million. During the year, Precision fully redeemed its 2026 unsecured senior notes using cash on hand and proceeds drawn from the Senior Credit Facility. In the second half of the year we extended our Senior Credit Facility's maturity date and amended certain terms of the facility. The maturity date was extended to October 31, 2028, with the exception of US$43 million, which will mature on June 28, 2027.

See *Capital Structure – Material Debt* on page 18.

Normal Course Issuer Bid

On September 17, 2025, we renewed our NCIB through the facilities of the TSX and NYSE. The NCIB allows us to buyback up to 1,251,850 common shares, or approximately 10% of the public float as of September 5, 2025 for cancellation. For the year ended December 31, 2025, we repurchased and cancelled 1,024,002 common shares for approximately $76 million. These repurchases were funded from cash flow and accounted for approximately 8% of our available public float.

Appointment of President and Chief Executive Officer, Chief Financial Officer and Chief Operating Officer

On October 6, 2025, Precision appointed Carey T. Ford as President and Chief Executive Officer and a Director, Dustin D. Honing as Chief Financial Officer, Gene C. Stahl as Chief Operating Officer and announced the retirement of Kevin A. Neveu, our former President and Chief Executive Officer and a Director.

2024 Accomplishments

2024 Strategic Priorities	2024 Results
Concentrate organizational efforts on leveraging our scale and generating free cash flow	▪ Delivered $482 million in cash provided by operations, allowing us to meet our debt reduction and share repurchase goals and increase our cash balance by $20 million. ▪ Increased utilization of our *Super Single* and teledouble rigs, driving Canadian drilling activity up 12% over 2023. ▪ Successfully integrated our 2023 acquisition of CWC Energy Services Corp. (**CWC**), increasing Completion and Production Services operating hours and Adjusted EBITDA[1] 26% and 30%, respectively, year over year. Achieved our $20 million annual synergies target from the acquisition. ▪ Internationally, increased our activity 37% year over year and realized US$150 million in contract drilling revenue compared to US$108 million in 2023.
Reduce debt by $150 million to $200 million and allocate 25% to 35% of free cash flow before debt repayments for share repurchases, while remaining committed to achieving a sustained Net Debt to Adjusted EBITDA ratio[1] of below 1.0 times in 2025. Increase long-term debt reduction target to $600 million between 2022 and 2026 and continue to move direct shareholder capital returns towards 50% of free cash flow	▪ Reduced debt by $176 million and ended the year with a Net Debt to Adjusted EBITDA ratio[1] of approximately 1.4 times. On track to achieve a sustained Net Debt to Adjusted EBITDA ratio of below 1.0 times. ▪ Returned $75 million to shareholders through share repurchases, achieving the midpoint of our target range. ▪ Renewed our Normal Course Issuer Bid (**NCIB**), allowing purchases of up to 10% of the public float.
Continue to deliver operational excellence in drilling and service rig operations to strengthen our competitive position and extend market penetration of our Alpha™ and EverGreen™ products	▪ Increased our Canadian drilling rig utilization days and well service rig operating hours year over year, maintaining our position as the leading provider of high-quality and reliable services in Canada. ▪ Invested $52 million in expansion and upgrade capital to ensure our drilling rigs. ▪ Nearly doubled our EverGreen™ revenue year over year. ▪ Continued to expand our EverGreen™ product offering on our *Super Single* rigs with LED mast lighting and hydrogen injection systems.

Notes:
(1) Non-GAAP measure – see *Financial Measures and Ratios* on page 44.

2024 Highlights

Industry Conditions

In 2024, global energy demand continued to increase; however, ongoing economic uncertainty and geopolitical instability led to a slight compression in energy prices. In the U.S., WTI crude oil prices averaged US$75.73 per barrel, a modest 2% decline from US$77.62 in 2023, while Henry Hub natural gas prices fell 10% to an average of US$2.41 per MMBtu. U.S. producers maintained capital discipline in response to price volatility, resulting in a 13% year-over-year reduction in drilling activity. In contrast, Canadian drilling activity rose by 6%, supported by the startup of the Trans Mountain pipeline expansion, which added additional oil export capacity. Favorable oil pricing, driven by improving heavy oil differentials and a weaker Canadian dollar, further bolstered activity levels in the region.

Capital Expenditures

Our capital spending totaled $217 million, including $165 million for maintenance and infrastructure and $52 million for expansion and upgrades.

International Drilling Contracts

Precision had eight active rigs in the Middle East, three in the Kingdom of Saudi Arabia and five in Kuwait in 2024.

Technology Initiatives

▪ Alpha™: As of December 31, 2024, Precision had 76 Alpha™ rigs throughout North America, representing approximately 80% of our AC *Super Triple* fleet. Our Alpha™ rigs are fully digitally-enabled, pad-walking *Super Triples* equipped with AlphaAutomation™ and a platform to deploy AlphaApps™ and AlphaAnalytics™. Precision's Alpha™ rigs have been fully commercialized in numerous basins since November 2019.

▪ Robotics: Precision deployed its first *Super Triple* with rig floor robotics, which incorporated a modular fully automated pipe handling system. By collaborating with AlphaAutomation™, our rig floor robotics offer a comprehensive and seamless automation solution, optimizing operational efficiency and increasing safety standards.

EverGreen™ Suite of Environmental Solutions

We extended our EverGreen™ product offerings to our *Super Single* rigs with LED mast lighting and EverGreenHydrogen™ systems. We have multiple commercial agreements in place for our EverGreen™ products as approximately 65% of our AC *Super Triple* rigs were equipped with at least one EverGreen™ product, including 16 Battery Energy Storage Systems (**BESS**) and 30 fuel monitoring systems at December 31, 2024. Precision also has several rigs equipped with dual-fuel engines, natural gas engines and/or grid tie-in technology.

Debt Repayments

We repaid $176 million of debt from the partial redemption of our 2026 unsecured senior notes and repayment and termination of our Canadian and U.S. Real Estate Credit Facilities, allowing us to meet our debt reduction target of between $150 million and $200 million for the year. On June 28, 2024, we extended our Senior Credit Facility's maturity date to June 28, 2027, revised the available borrowing capacity to US$375 million and amended certain terms of the facility.

Normal Course Issuer Bid

On September 19, 2024, we renewed our NCIB through the facilities of the TSX and NYSE. The NCIB allows us to buyback up to 1,359,108 common shares, or approximately 10% of the public float as of September 5, 2024 for cancellation. For the year ended December 31, 2024, we repurchased and cancelled 833,614 common shares for approximately $75 million. These repurchases were funded from cash flow and accounted for approximately 6% of our available public float.

Board of Directors

Alice L. Wong was elected to the Board, and we achieved 30% female representation on the Board, as targeted in our Diversity Policy. This was an important step to increasing diversity on our Board.

2023 Accomplishments

2023 Strategic Priorities	2023 Results
Deliver *High Performance*, *High Value* service through operational excellence	▪ Increased our Canadian drilling rig utilization days and well servicing rig operating hours over 2022, maintaining our position as the leading provider of high-quality and reliable services in Canada.
	▪ Recertified and reactivated a total of four rigs in the Middle East, exiting 2023 with eight active rigs that represent approximately US$475 million in backlog revenue that stretches into 2028.
	▪ Acquired CWC, expanding our Canadian well servicing business and drilling fleets in both Canada and the U.S.
	▪ Upgraded and added the industry's most advanced AC *Super Triple* rig to our Canadian fleet, equipped with Alpha™, EverGreen™, and rig floor robotics.
	▪ Coached over 900 rig-based employees through our New Employee Orientation focused on industry-leading safety and performance training at our world-class facilities in Nisku, Alberta and Houston, Texas.
Maximize free cash flow by increasing Adjusted EBITDA[1] margins, revenue efficiency, and growing revenue from Alpha™ technologies and EverGreen™ suite of environmental solutions	▪ Generated cash provided by operations of $501 million, a 111% increase over 2022.
	▪ Increased our daily operating margins[2] by approximately 39% in Canada and 69% in the U.S. year over year.
	▪ Grew combined Alpha™ and EverGreen™ revenue by over 10% compared to 2022.
	▪ Ended the year with 75 AC *Super Triple* Alpha™ rigs compared to 70 at the beginning of the year.
	▪ Scaled our EverGreen™ suite of environmental solutions, ending the year with approximately 65% of our AC *Super Triple* rigs equipped with at least one EverGreen™ product, including 13 EverGreen™ BESS versus seven a year ago.
	▪ Integrated the well servicing assets from our 2022 acquisition of High Arctic Energy Services Inc. (**High Arctic**), which helped increase our Completion and Production Services' Adjusted EBITDA[1] 34% in 2023 compared to 2022.
Reduce debt by at least $150 million and allocate 10% to 20% of free cash flow before debt repayments for share repurchases. Long-term debt reduction target of $500 million between 2022 and 2025 and sustained Net Debt to Adjusted EBITDA ratio[1] of below 1.0 times by the end of 2025	▪ Reduced debt by $152 million and ended the year with more than $600 million of available liquidity[3].
	▪ Returned $30 million of capital to shareholders through share repurchases.
	▪ Renewed our Normal Course Issuer Bid (**NCIB**), allowing purchases of up to 10% of the public float.
	▪ Ended the year with a Net Debt to Adjusted EBITDA ratio[1] of approximately 1.4 times and remain committed to reaching a sustained Net Debt to Adjusted EBITDA ratio of below 1.0 times by end of 2025.

Notes:
(1) Non-GAAP measure – see *Financial Measures and Ratios* on page 44.
(2) Revenue per utilization day less operating costs per utilization day.
(3) Available liquidity is defined as cash plus unused credit facility capacity.

2023 Highlights

Industry Conditions

Even though demand for global energy increased, economic uncertainty and geopolitical instability caused energy prices to compress. In the U.S., WTI averaged US$77.62 per barrel, a decrease of 18% from the prior year, and Henry Hub natural gas prices decreased 59% to average US$2.67 per MMBtu. U.S. producers continued to show capital discipline and, with lower prices, moderating but continued-inflation, and climbing interest rates, reduced their drilling activity 21% throughout the year. In Canada, drilling activity was relatively flat year-over-year as imminent hydrocarbon export capacity and favorable oil pricing, due to a weaker Canadian dollar exchange rate and improving heavy oil differentials, supported activity.

Capital Expenditures and Asset Decommissioning

Our capital spending for the year totaled $227 million, including $164 million for maintenance and infrastructure and $63 million for expansion and upgrades. We decommissioned 20 Canadian and seven U.S. legacy drilling rigs, recognizing an asset decommissioning charge of $10 million.

CWC Energy Services Corp. Acquisition

On November 8, 2023, Precision acquired all of the issued and outstanding common shares of CWC for consideration of $14 million in cash and the issuance of 947,807 Precision common shares.

International Drilling Contracts

Precision recertified and reactivated a total of four rigs in the Middle East, exiting the year with eight active rigs, three in the Kingdom of Saudi Arabia and five in Kuwait. The majority of these rigs are under five-year term contracts that stretch into 2027 and 2028.

Debt Repayments

We repaid $152 million of debt, meeting our debt reduction target of at least $150 million for the year. In 2023, we removed certain non-extending lenders from our Senior Credit Facility and reduced the total commitment from US$500 million to US$447 million.

Technology Initiatives

As of December 31, 2023, Precision had 75 Alpha^{TM} rigs throughout North America compared to 70 at the beginning of the year.

- Predictive Maintenance: In 2023, Precision developed, piloted and scaled an industry-leading conditon-based maintenance platform with the first phase focused on mud pumps. This platform leverages operational digital twin technology and machine learning models to support field operations.
- Rig Floor Robotics: The incorporation of a modular fully automated pipe handling system represents a pioneering achievement in the industry, positioning our land drilling rig at the forefront of technological advancement. By collaborating with AlphaAutomation^{TM}, our rig floor robotics offer a comprehensive and seamless automation solution, optimizing operational efficiency and increasing safety standards.

EverGreen^{TM} Suite of Environmental Solutions

As of December 31, 2023, approximately 65% of our AC *Super Triple* rigs were equipped with at least one EverGreen^{TM} product, including 13 BESS compared to seven at the beginning of the year. As of December 31, 2023, Precision also had over 60 rigs equipped with dual-fuel engines, natural gas engines and/or grid tie-in technology.

Normal Course Issuer Bid

On September 19, 2023, we renewed our NCIB through the facilities of the TSX and NYSE. The NCIB allows us to buyback up to 1,326,321 common shares, or approximately 10% of the public float as of September 5, 2023 for cancellation. For the year ended December 31, 2023, we repurchased and cancelled 412,623 common shares for approximately $30 million. These repurchases were funded from cash flow and accounted for approximately 3% of our available public float.

OUR BUSINESS

BUSINESS SEGMENTS OVERVIEW

We have two business segments – Contract Drilling Services and Completion and Production Services, which share business support systems and corporate and administrative services.

PRECISION DRILLING CORPORATION

CONTRACT DRILLING SERVICES	COMPLETION AND PRODUCTION SERVICES
Drilling Rig Operations Canada U.S. International	**Service Rigs** Canada
Rig Technology, Drilling Optimization and EverGreen™ Canada U.S. International	**Equipment Rentals & Camps** Canada

BUSINESS SUPPORT SYSTEMS

Sales and Marketing	Procurement and Distribution	Manufacturing	Equipment Maintenance and Certification	Engineering

CORPORATE SUPPORT

Information Systems and Technology	Health, Safety and Environment	Human Resources	Finance	Legal and Enterprise Risk Management

The following tables summarize our two business segments and the scope of our services:

CONTRACT DRILLING SERVICES		
Operates our drilling rigs in Canada, the U.S. and internationally and provides onshore well drilling services to exploration and production companies in the oil, natural gas and geothermal industries. At December 31, 2025, the segment consisted of: 184 land drilling rigs, including: – 95 in Canada – 80 in the U.S. – 6 in Kuwait – 3 in Kingdom of Saudi Arabia - engineering, manufacturing and repair services, primarily for Precision's operations - centralized procurement, inventory, and distribution of consumable supplies for our global operations - diverse offerings from our Alpha™ technologies including: – 78 Alpha™ rigs with commercial AlphaAutomation™ – 13 commercial AlphaApps™ – deployed commercial AlphaAnalytics™ offering - wide array of offerings from our EverGreen™ suite of environmental solutions: – 16 BESS deployed in the field and 38 fuel monitoring systems – several rigs equipped with dual-fuel engines, natural gas engines and/or power grid tie-in technology	Canada	- land drilling services - procurement and distribution of oilfield supplies - manufacture and refurbishment of drilling and service rig equipment
	U.S.	- land drilling services - turnkey drilling services - procurement and distribution of oilfield supplies - manufacture and refurbishment of drilling and service rig equipment
	International	land drilling services

COMPLETION AND PRODUCTION SERVICES

Providing completion, workover, and ancillary services to oil and natural gas exploration and production companies in Canada.
 	
At December 31, 2025, the segment consisted of:
- 145 registered well completion and workover service rigs.
- more than 2,100 oilfield rental items, including surface storage, power generation, and solids control equipment, primarily in Canada
- 96 wellsite accommodation units in Canada
- 8 drill camps and 4 base camp dormitories in Canada
	Canada • well completion and workover service rigs
	           • camps
	           • oilfield surface equipment rentals
	           • wellsite accommodations

Revenue

Year ended December 31 (thousands of Canadian dollars)	2025	2024
Contract Drilling Services	$ 1,576,036	$ 1,617,735
Completion and Production Services	278,818	294,817
Inter-segment eliminations	(11,150)	(10,224)
Total revenue	**$ 1,843,704**	**$ 1,902,328**

CONTRACT DRILLING SERVICES

Precision Drilling

We provide onshore drilling services to exploration and production companies in the oil and natural gas and geothermal industries, operating in Canada, the U.S., and internationally. In 2025, we were one of the most active drillers in North America, driven by our leading market share in Canada and the fourth largest fleet of marketable rigs in the U.S. We also have an international presence with operations in the Middle East. At December 31, 2025, our Contract Drilling Services segment consisted of 184 land drilling rigs, including 95 in Canada, 80 in the U.S., six in Kuwait and three in the Kingdom of Saudi Arabia.

We offer customers access to an extensive fleet of *Super Series* drilling rigs ideally suited for industrialized development drilling. Our rigs are strategically deployed across the most active drilling regions in North America, including all major unconventional oil and natural gas basins.

Our *Super Series* drilling rigs are enhanced by our Alpha™ technologies and EverGreen™ suite of environmental solutions. Our Alpha™ technologies drive performance by integrating data insights, human ingenuity, automation consistency and intelligent algorithms, increasing drilling performance and cost efficiencies for our customers. Our EverGreen™ suite of environmental solutions bolsters our commitment to reduce the environmental impact of oilfield operations and offers customers products and applications to measure and reduce their Greenhouse Gas (**GHG**) emissions during drilling operations.

Drilling Contracts

Our contract terms are generally based on the complexity and risk of operations, on-site drilling conditions, the type of equipment used and anticipated duration of work to be performed.

Drilling contracts can be for single or multiple wells and can vary in length from a few days on shallow single-well applications to multiple-year, multiple-well drilling programs for more complex applications. Term drilling contracts typically have fixed utilization rates for a minimum of six months and usually include early termination penalties, escalating costs provisions and contract renewal options. Short-term contracts for rigs on a well-to-well basis are typically subject to termination by the customer on short notice or with little or no penalty.

In 2025, we had an average of 43 drilling rigs (17 in the U.S.,19 in Canada and seven internationally) working under term contracts. Utilization days from term contracts was approximately 40% of our total contract drilling utilization days for the year. We market our drilling rigs mainly on a regional basis through sales and marketing personnel. We secure contracts to drill wells through competitive bidding or as a result of business development efforts and negotiations with customers. Our drilling contracts provide for payment on a daywork basis, pursuant to which we provide the drilling rig and crew to the customer. The customer provides the drilling program and is responsible for managing the downhole operation. Our compensation is based on a contracted rate per day (**day rate**) during the period the drilling rig is utilized, and several of our contracts also include performance-based compensation clauses. Generally, we do not bear any costs arising from downhole risks or the loss of oil and natural gas reserves.

Products and services provided by our Alpha™ technologies and EverGreen™ suite of environmental solutions earn revenue that is incremental to the contracted day rate.

Seasonality

Drilling and well servicing activity is affected by seasonal weather patterns and ground conditions. In Canada and the northern U.S., wet weather and the spring thaw make the ground unstable, resulting in road restrictions that may limit the movement of heavy oilfield equipment and reduce the level of drilling and well servicing activity primarily during the second quarter of the year.

In northern Canada, some drilling sites can only be accessed in the winter once the terrain is frozen, which usually begins late in the fourth quarter. Our business activity depends, in part, on the severity and duration of the winter drilling season. In recent years, however, many of our customers have shifted to working through the seasonal low depending on their specific drilling program. This has been enabled in part by our highly mobile fleet, namely our *Super Triples* and *Super Singles* upgraded to be optimized for pad drilling. Whereas our customers have historically drilled approximately 250 days per year in Canada, many of our rigs now drill 300 or more days per year given advancements in rig design and technology. See *Risks in our Business*, starting on page 22.

Competition

The land drilling industry is highly competitive with technology increasingly differentiating the market, as customers have transitioned away from vertical wells to more complex directional and horizontal drilling programs. These wells require higher capacity rigs, which typically include AC power, digital control systems, integrated top drives, pad walking systems, highly mechanized pipe handling, and high capacity mud pumps. These rigs are referred to as Super-Spec. Consequently, the rig market has been shedding older, low-technology rigs in favour of Super-Spec rigs as they are more powerful, efficient, and better suited for longer horizontal wells and resource development programs. Increasingly, digital technologies and rig-based software are enabling greater efficiency, and as a result, are in demand from our customers. Precision decommissioned 31 marketable rigs in 2025 that no longer align with the Company's advanced technology and performance standards.

In Canada, the top four land drillers own virtually all of these Super-Spec rigs, while in the U.S., the top five land drillers own the majority of these rigs.

Competitive Strategy

The core of our competitive strategy lies in our commitment to provide *High Performance, High Value* services to our customers. We deliver High Performance through the dedication of our passionate people bolstered by our robust business systems, cutting-edge drilling technology, quality equipment and infrastructure designed to optimize results and mitigate risks. We create High Value by prioritizing safety and sustainability, thereby reducing risks and costs to our customers while enhancing efficiency, developing our people and striving to generate superior financial returns for our investors.

Precision's long-standing commitment to technology and innovation leadership has shaped the evolution of our *Super Series* rig designs. Beginning with our *Super Single* rig in the early 1990s, purpose-built for long-term conventional heavy oil development in the oil sands and other heavy oil plays, we expanded the portfolio in 2010 with the *Super Triple* rig, now the preferred rig in Canada's Montney and well suited for large pad horizontal drilling in the U.S. Our *Super Series* fleet meets or exceeds the industry term Super-Spec and as of December 31, 2025, our global fleet of 184 rigs included 48 *Super Single* rigs and 105 AC *Super Triple* rigs.

We keep customer well costs down by maximizing operating efficiency and minimizing environmental impact in several ways:

- using innovative and advanced drilling technology, including our Alpha^{TM} and EverGreen^{TM} offerings, that is efficient, reduces costs and minimizes impact on the environment;
- having equipment that is geographically dispersed, reliable and well maintained;
- monitoring our equipment to minimize mechanical downtime;
- managing operations effectively to keep non-productive time to a minimum;
- staffing well trained crews, with performance measured against defined competencies;
- incentivizing our executives and eligible employees based on performance against safety, operational, employee retention, strategic, ESG and financial measures; and
- employing industry-leading alternative rig energy sources and fuel monitoring to reduce emissions and cost.

We have a large footprint in the most active North American resource plays, including the Montney and heavy oil formations in Canada and the Haynesville, Marcellus, Permian and Rocky Mountains in the U.S.

Drilling Fleet

Our primary focus revolves around delivering efficient and cost-reducing drilling technologies that are designed to minimize environmental impact. Design innovations and technology improvements, such as multi-well pad capability and rapid mobility between wells, capture incremental time savings during the drilling process. Precision has invested over $5 billion in its drilling rig fleet since 2010, adding over 125 *Super Single and* AC *Super Triple* drilling rigs during the period. With one of the newest and most technically capable fleets in North America and the Middle East, Precision's *Super Series* rigs have been designed for industrial-style drilling: highly efficient, mobile, safe, controllable, upgradable, and able to act as a platform for digital and emission-reducing technology delivery to the well location. Precision has completed relatively low-dollar cost upgrades over the past several years, including additions of walking systems, higher pressure and capacity mud pumps, increased torque and setback capacity, AlphaAutomation^{TM} and AlphaApps^{TM} technology, EverGreen^{TM} solutions, and most recently rig floor robotics. Precision's *Super Series* drilling rig fleet meets the industrial-style drilling requirements of our customers in North America and deep, high-pressure/high-temperature drilling projects internationally. As of December 31, 2025, we had 184 marketable drilling rigs in our global fleet including 48 *Super Singles* in Canada and 105 AC *Super Triples,* comprised of 32 in Canada, 67 in the U.S., and six internationally.

Alpha^{TM} Technologies

Alpha^{TM} technologies deliver fully digital automation solutions for drilling operations. The integration of applications with advanced analytics enhances the drilling process, enabling operators to optimize performance and achieve efficiencies across diverse basins in North America. As of December 31, 2025, over 90% of our active AC *Super Triple* rigs based in North America were equipped with Alpha^{TM} technologies.

At the heart of Alpha^{TM} technologies lies the commitment to harnessing automation to streamline drilling operations. Our fully digital automation systems utilize technologies comprised of AlphaAutomation^{TM}, AlphaApps^{TM}, and AlphaAnalytics^{TM} to transform traditional drilling methodologies into highly efficient, data-driven processes. These systems are designed to automate critical functions, reduce human error, and minimize downtime, leading to faster, safer, and more cost-effective drilling operations.

The incorporation of data analytics within our automation framework provides drillers with critical insights derived from vast data sets generated in real-time. This data includes drilling parameters, equipment performance metrics, geological information, and environmental conditions. By analyzing this data, Alpha^{TM} technologies equips operators with the tools to make informed decisions, predict potential issues before they arise, and adapt drilling strategies to optimize well times across various geographical basins.

Alpha^{TM} Technologies - AlphaArms^{TM}

In 2024, Precision deployed its first *Super Triple* rig featuring our AlphaArms^{TM} technology, which uses robotics to automate more than 95% of rig floor activities. Engineered for seamless integration into existing workflows, AlphaArms^{TM} enables drillers to transition to a more automated approach with minimal operational disruption. This technology is engineered to complement and enhance human operations instead of replacing human expertise. As a result, drilling teams can focus on strategic decision-making, oversight, and other tasks that require attention, while the AlphaArms^{TM} handle physically demanding tasks that have traditionally required extensive human labor. This advancement positions us as the leader in robotics within the drilling sector, transforming traditional operations that were once heavily reliant on human labor into streamlined, automated processes that enhance productivity and safety.

EverGreen^{TM} Suite of Environmental Solutions

In 2021, we launched our EverGreen^{TM} suite of environmental solutions, which encompasses the development and implementation of a diverse range of technologies specifically designed to quantify and reduce GHG emissions during rig operations. We aim to provide the cleanest, most efficient and most cost-effective rig power sources for our customers through our EverGreenEnergy^{TM} offerings, and our EverGreenMonitoring^{TM} systems, which deliver the fuel and emissions data that allow our customers to monitor their gains in real time and track their emissions. In 2022, we tested, field hardened, and implemented our BESS and fuel monitoring system and in 2024 we extended our EverGreen^{TM} product offerings to our *Super Single* rigs with LED mast lighting and EverGreenHydrogen^{TM} systems. At December 31, 2025 over 90% of our active AC *Super Triple* rigs were equipped with at least one EverGreen^{TM} product.

International

Precision is currently active in Kuwait and the Kingdom of Saudi Arabia and continues to explore opportunities in various additional international markets. International oilfield service operations involve relatively long sales cycles with bidding periods, contract award periods and rig mobilization periods measured in months. We have a regional office in Dubai, United Arab Emirates. In December 2025, Precision established a strategic alliance with San Antonio Internacional (**San Antonio**) to explore and develop business opportunities in Argentina's unconventional contract drilling market. This partnership combines Precision's *Super Series* rigs and Alpha^{TM} technologies with San Antonio's local operational capacity to improve drilling efficiency and performance in the region.

Manufacturing

Based in Calgary, Alberta, Rostel Industries manufactures drilling rigs and equipment and refurbishes components for our drilling and service rigs as well as third-party equipment. Rostel Industries supports our vertical integration, and approximately 82% of its revenue in 2025 was related to Precision business. Having the ability to repair and provide new components in-house for our drilling and service rigs improves the efficiency and reliability of our fleets.

Oilfield Supply

Columbia Oilfield Supply in Canada and Precision Drilling Oilfield Supply in the U.S. utilize general oilfield supply warehouses that procure, package and distribute large volumes of consumable oilfield supplies for our rig sites. These hubs are engineered to capture structural economies of scale through disciplined bulk sourcing, standardized product selection, and synchronized distribution planning across all Precision rig sites. As integrated extensions of our broader Supply Chain function, these operations consolidate enterprise demand to drive unit cost reductions, streamline transactional complexity for field personnel, and elevate service-level performance and directly strengthening our competitive position. In 2025, we advanced to a digitally integrated supply chain architecture supported by upgraded Enterprise Resource Planning (**ERP**) and procurement systems. We simultaneously deployed intelligent inventory management technologies that enable real-time inventory visibility, automated replenishment, and end-to-end process orchestration across procurement, warehousing, and field operations.

Employees

Our workforce development programs are designed to support operational performance through deliberate investment in our people. Precision has built a reputation for safety, performance, and operational discipline that has earned trust on the rig and in the corporate setting. Even during peak activity and industry-wide labor shortages, we continue to attract and retain people who take pride in their work and deliver results the right way.

Employee development is supported through structured and ongoing investment in training and capability building. At Precision, development is practical, hands-on, and built around driving performance. We set clear expectations through our continuous performance management programs, create personalized growth paths, develop technical skills, and identify and shape strong leaders needed to operate at the highest level. We are a culture of learning. Learning happens through a mix of formal training, coaching, and real-world experience in the field so development shows up in results.

In 2025 alone, 1,760 field employees completed nearly 50,000 hours of role-specific, safety, leadership, and communication training. This included in-person and virtual programs delivered from our facilities in Nisku, Alberta, Houston, Texas, Dubai, United Arab Emirates, and our operational sites in Kingdom of Saudi Arabia and Kuwait. Field coaches reinforced that learning with more than 16,100 hours of on-site development during 400+ rig visits, building capability where it matters most.

Our Short Service Employee (**SSE**) program helps our "new to industry" employees quickly get to a desired operating level with safety in the forefront. In 2025, 624 new hires were paired with experienced mentors and supported through 17,000 hours of structured, hands-on development, accelerating readiness, strengthening technical skills, and embedding a safety-first mindset from day one.

Effective leadership drives success. Across Precision, 280 leaders participated in leadership development programs, and employees completed more than 3,500 hours of online learning through internal platforms, Harvard Business Publishing, and Udemy.

In 2025, our workforce averaged 5,007 employees, reaching a peak of 5,245.

Bench Strength and Recruiting

We use proven formal procedures to retain key drilling personnel (including drillers, rig managers, and field superintendents) during reduced drilling activity. Drillers are often temporarily repositioned to lower positions and return as a driller once drilling activity increases. This practice allows us to meet drilling demand and retain qualified employees. We also rely on our industry-leading recruiting programs to attract new drilling personnel. Our initial recruiting focus for entry-level positions is outreach to our extensive alumni network, supplemented by job postings and other recruiting efforts that attract industry personnel as well as new people to the oilfield services industry. New drilling personnel receive intensive onboarding and training.

Technical Support Centers

We operate two contract drilling technical centers, one in Nisku, Alberta and one in Houston, Texas, and one completion and production technical center in Red Deer, Alberta. These centers accommodate our technical service and field training groups and consolidate field support and training for our operations. The Houston and Nisku facilities have fully-functioning training rigs with the latest drilling technologies. Also, both our technical support centers are used as staging sites for our rig upgrades.

Our Global Field Competency Program ensures that our field operations employees obtain competency levels for their current position and potential future positions. The program defines specific skills and learning pathways for certain jobs and identifies any skill gaps that an individual employee is required to remedy. The Global Field Competency Program supports our broader corporate vision and strategy by ensuring our drilling personnel provide *High Performance, High Value* services to our customers. In 2025, we completed over 577 competency assessments throughout North America.

COMPLETION AND PRODUCTION SERVICES

Precision Completion and Production Services

We provide well completion, workover, abandonment, and re-entry preparation services to oil and natural gas exploration and production companies in Canada, along with equipment rentals and camp services.

Well Servicing Activities

Well servicing jobs are typically of short duration and generally conducted during daylight hours, so it is important for a service rig to be close to customer demand and be able to move quickly from one site to another. Well servicing requires a unique skill set as crews must address the potential dangers and safety concerns of working with pressurized wellbores. Completion and workover services can take a few days to several weeks to complete depending on the depth of the well and the complexity of the project.

Precision offers a versatile fleet of service rigs that is strategically positioned throughout western Canada and at the end of 2025, Precision Well Servicing had an industry leading market share in Canada. Our fleet of 145 service rigs is the largest in Canada and Precision has more than 250 additional well completion and workover service rigs that are not registered with the industry association. In 2025, we wound down our U.S. well servicing operations, selling certain assets and mobilizing others into the Canadian fleet.

Service Rig Fleet

The table below shows the configuration of Precision's marketed well servicing fleet in Canada, as of December 31, 2025. The fleet's operating features are detailed on our website.

Type of Service Rig	Size/Capability	Total
Marketed Rigs		
▪ Highly mobile, efficient rig up and rig down, minimal surface disturbance, freestanding design eliminates anchoring	Single	77
	Double	59
	Slant	9
Total[1]		**145**

[1]Does not include more than 250 additional service rigs in Canada that are not registered with the Canadian Association of Energy Contractors (**CAOEC**).

Service Rig Activities

Well servicing operations have two distinct functions: workovers and abandonments, and completions. The demand for completion services is generally more volatile than for workover and abandonment services.

Of our total oil and natural gas well service rig activity in Canada in 2025:
- ▪ workovers and abandonments accounted for approximately 88%, and
- ▪ completions accounted for approximately 12%.

Workovers and Abandonments – Workover services are generally provided according to customer preventive maintenance schedules or on a call-out basis when a well needs major repairs or modifications. Workover services generally involve remedial work such as repairing or replacing equipment in the well, enhancing production, re-completing a new producing zone, recovering lost equipment or abandoning the well.

Producing oil and natural gas wells generally require some type of workover or maintenance during their life cycle. The demand for production or workover services is based on the total number of existing active wells and their age and producing characteristics.

Completions – Customers often contract a specialized service rig to take over from a larger, more expensive drilling rig to prepare a newly drilled well for initial production. The service rig and crew work jointly with other services to open and stimulate the wellbore producing zones for initial production.

The demand for well completion services is generally related to the level of drilling activity in a region.

Precision Rentals

Precision Rentals provides more than 2,100 pieces of oilfield rental equipment for rental to customers from three operating centers and 12 stocking points throughout western Canada, supported by a technical service center in central Alberta.

Precision Rentals has four distinct product categories:

- ▪ solids control equipment,
- ▪ surface equipment (including environmental invert drilling mud storage, hydraulic fracturing fluid storage, production tanks and other fluid handling equipment),
- ▪ wellsite accommodations (fully equipped units that provide on-site office and lodging for field personnel), and
- ▪ power generation equipment.

Precision Camp Services

Precision Camp Services provides food and accommodation to personnel working at remote locations in western Canada. As the oil and natural gas industry searches for new reserves in more remote locations, crews need to stay near the worksite, often in camps, throughout the duration of a drilling program. Precision Camp Services serves Precision and other companies in the oil and natural gas sector and, from time to time, other industries operating in remote locations.

At the end of 2025, Precision Camp Services had eight drill camps and four camp dormitories in western Canada. Each drill camp will typically accommodate 20 to 25 rig crew members and other personnel. Precision's camp dormitories can be configured on a larger scale to provide food and accommodation for personnel working on separate major projects within western Canada.

CORPORATE RESPONSIBILITY

As a service provider, we do not control the number of rigs our customers choose to operate, or how they operate them and activity levels can fluctuate significantly over time due to market conditions. Given this variability, absolute environmental targets would not provide a consistent or decision-useful measure of our performance. Instead, we focus on intensity-based metrics that assess our impact on a per-meter-drilled basis. This approach allows us to drive continuous improvements in efficiency, emissions reduction, and resource optimization, independent of market cycles or activity level.

Our ESG philosophy is framed by our Core Values. Our Core Values shape our culture, guide how we work, how we build relationships, and how we drive performance. By working together and striving to do the right things every time, we create a safer, more responsible, and high-performing organization. This is the foundation of our *High Performance*, *High Value* strategy, delivering industry-leading efficiency, innovation, and reliability. Consistent with this strategy, ESG considerations are integrated into our operations, capital allocation, and risk management processes. Through this shared commitment, we seek to create durable value for our employees, customers, investors, and the communities in which we operate.

2025 ESG Highlights

In 2025, we reinforced our Corporate Responsibility commitments through multiple key initiatives to ensure ESG is accounted for in our operations. We continued to adhere to and apply the findings of our 2024 ESG materiality assessment to identify and prioritize those ESG matters that are most critical to our business's long-term success. We also updated our disclosure and continue to align with Sustainability Accounting Standards Board (**SASB**), Task Force on Climate-Related Financial Disclosures (**TCFD**), and the United Nations Sustainable Development Goals guidelines. These frame-works inform our sustainability strategy, reporting practices, and risk oversight processes.

Most importantly, Precision remains committed to responsibly supporting global energy needs by offering products and services that support a transition to a lower-carbon future. Through globally recognized climate models, publicly available customer plans, and up-to-date energy projections, we have outlined a path to reduce GHG emissions from our operations by:

- **investing in proven technologies** to enhance operating efficiency and reduce emissions of our drilling rigs, and
- **leveraging our expertise and advanced rig fleet** to also pursue low-emission energy opportunities, such as geothermal, CO_2 storage, and natural gas storage drilling.

During the year, we continued to expand our EverGreen™ product offering across our *Super Series* rigs, which focuses on reducing diesel consumption and lower-GHG energy sources. Our suite of technologies includes a diverse range of technologies specifically designed to quantify and reduce GHG emissions during rig operations and includes field monitoring systems, Battery Energy Storage Systems (**BESS**), dual-fuel engines, natural gas engines and grid tie-in technology for our *Super Triple* rigs. Our EverGreen™ product offerings to our *Super Single* rigs include LED mast lighting and EverGreenHydrogen™ systems. We are also actively exploring lower-GHG energy sources for our support facilities, offices, and equipment, reinforcing our commitment to become a low GHG-emitting land drilling rig provider across all applications.

The Board plays a pivotal role in overseeing our commitment to ESG. This oversight encompasses the formulation of approaches, strategic planning, performance evaluation, monitoring processes, and disclosure practices with an emphasis on long-term value creation and risk oversight. Annually, the Board conducts a thorough review of both Board and committee charters, ensuring alignment with sustainability objectives. In addition, to ensure ESG priorities remain integral to our decision-making, the Board receives quarterly reports detailing ESG mapping, materiality assessments, and a comprehensive analysis of ESG-related risks and emerging regulatory and stakeholder developments. The Board is responsible for ensuring that Management is integrating ESG considerations into the Company's decision-making processes in a disciplined and commercially responsible manner. Specifically, the Board reviews areas including:

- Environmental Impact and Climate Change: Assessing Precision's strategies and performance in reducing GHG emissions and minimizing environmental footprint.

- Social Impact: Evaluating initiatives related to corporate culture, diversity, safety programs, and community engagement with a focus on safety outcomes and workforce retention and development.

- Ethical Governance: Overseeing adherence to ethical standards, corporate governance practices, and risk management processes, consistent with applicable laws and best practices.

This transparent reporting structure allows us to address emerging issues, capitalize on opportunities, and ensure that Precision's strategic priorities are firmly rooted in our ESG framework while driving long-term value for stakeholders.

CAPITAL STRUCTURE

COMMON SHARES

We can issue an unlimited number of common shares. As of December 31, 2025, there were 12,932,399 common shares issued and outstanding.

The Board holds an annual meeting of common shareholders to elect the directors and appoint the auditors, among other things. It can convene a special meeting of shareholders at any time and for any reason.

Only shareholders of record can attend and vote at shareholder meetings. They can vote in person or by proxy, and their proxyholder does not need to be a shareholder. Each common share entitles the holder to one vote.

Common shareholders have the right to receive dividends as and when declared by the Board. They also have the right to receive our remaining property and assets if Precision is wound up, subject to the prior rights and privileges attached to our other classes of shares.

Market for Securities

The table below summarizes the trading activity for our common shares in 2025 and the monthly high and low price for our shares. Our common shares trade on the TSX under the symbol *PD* and on the NYSE and NYSE Texas under the symbol *PDS*.

	TSX (PD)			NYSE (PDS)		
	High ($)	Low ($)	Volume	High (US$)	Low (US$)	Volume
January	95.92	84.75	2,275,907	66.27	58.29	1,495,114
February	83.43	71.75	2,688,254	58.24	49.78	2,278,374
March	67.28	62.54	3,367,883	47.11	43.37	2,851,337
April	68.85	54.17	3,862,033	48.10	38.04	4,182,722
May	63.43	55.06	1,698,029	45.46	39.78	1,776,708
June	70.29	60.46	2,345,596	51.55	44.16	2,440,625
July	78.03	67.72	1,826,461	56.32	47.80	2,218,521
August	79.50	73.99	1,209,660	57.83	53.32	1,482,022
September	82.30	77.46	1,776,552	59.09	56.24	1,617,136
October	84.27	74.93	1,893,863	60.30	53.49	2,021,377
November	87.10	79.69	1,453,666	61.90	56.91	1,278,192
December	98.66	88.00	2,014,984	72.06	62.95	1,931,433

For information in respect of incentive awards to purchase common shares and common shares issuable upon exercise of awards, see the *Share-Based Compensation Plans* note to the 2025 audited Consolidated Financial Statements, which is incorporated by reference into this Annual Information Form and available on SEDAR+ at **www.sedarplus.ca**.

Dividends

Subject to compliance with the Senior Credit Facility and the indentures governing our unsecured senior notes, the declaration and payment of future dividends, if any, and the amount of any dividends, will be in the sole discretion of our Board based on various factors and conditions from time to time, which may include our financial results, operations, outlook for commodity prices, future capital requirements and the satisfaction of the liquidity and solvency tests imposed by the *Business Corporations Act* (Alberta) for the declaration and payment of dividends.

Our Senior Credit Facility allows the payment of dividends as long as no default or event of default has occurred and if our pro forma senior net leverage ratio (as defined in the credit agreement) is less than or equal to 1.75:1.

The Senior Notes Indenture (as defined below) contains a restricted payments covenant that limits our ability to make payments in the nature of dividends, distributions and share repurchases, unless otherwise permitted by the indenture. The restricted payments basket grows from a starting point of July 1, 2021 for the 2029 Notes, by, among other things, 50% of cumulative consolidated net earnings, and decreases by 100% of cumulative consolidated net losses as defined in the 2029 Senior Notes Indenture, and cumulative payments made to shareholders. During 2025, pursuant our Senior Notes Indentures, Precision used its available general restricted payments basket to facilitate the repurchase and cancellation of its common shares.

As of December 31, 2025, the relevant restricted payments basket under our 2029 Senior Notes Indenture was $41 million and the general payments basket was $343 million, providing $384 million of available baskets for dividends and share repurchases.

Normal Course Issuer Bid (NCIB)

On August 27, 2019, we implemented an NCIB through the facilities of the TSX and NYSE. We renewed the NCIB on August 27, 2020, August 27, 2021, August 29, 2022, September 19, 2023, September 19, 2024 and September 19, 2025. The NCIB permits the buy back of up to 1,251,850 common shares, representing 10% of our public float, by September 18, 2026. For the year ended December 31, 2025, Precision repurchased and cancelled 1,024,002 common shares for approximately $76 million. These repurchases were funded from cash flow and accounted for 8% of Precision's available public float.

Shareholder Rights Plan

On June 1, 2010, unitholders of Precision adopted a shareholder rights plan, simultaneously with the approval of the plan of arrangement to convert Precision Drilling Trust to a corporate structure. Precision shareholders confirmed the continuation of and revisions to the plan at the 2013, 2016, 2019, 2022, and 2025 annual and special meetings of shareholders.

The plan is designed to protect the rights of all shareholders and maximize value if there is ever a take-over bid for Precision. Take-over bids can be coercive or discriminatory, or initiated at a time when it may be difficult for the Board to prepare an adequate response.

Our shareholder rights plan discourages these kinds of offers by creating potential significant dilution to the offeror by issuing contingent rights to all our shareholders to acquire additional Precision shares at a significant discount to the prevailing market price that could, in certain circumstances, be exercised by all our shareholders other than the offeror and its associates, affiliates and joint actors.

An offeror can avoid the potential dilution by making an offer that either:

- qualifies as a permitted bid under our shareholder rights plan and therefore meets certain specified conditions (including a minimum deposit period of 105 days) and aims to ensure all shareholders are treated equally, or
- does not qualify as a permitted bid but is negotiated with us and is exempted from the shareholder rights plan because the offer can be bargained for agreed terms and conditions that we believe are in the best interests of Precision shareholders.

Term and Expiration

Our Shareholder Rights Plan expires on the Expiration Time, which is defined as the earlier of (i) the date the Rights (as defined below) are redeemed (the **Termination Time**) or (ii) the termination of the annual meeting of Precision shareholders in the year 2026.

Issue of Rights

Under our Shareholder Rights Plan agreement with Computershare Trust Company of Canada (**Computershare**) as our rights agent, we issued one right (**Right**) for each Precision common share that was outstanding at the close of business June 2, 2010, the effective date of our shareholder rights plan (the **Effective Date**), and one right for each additional common share that was issued after that date, subject to the terms and conditions of the plan.

Issuing Rights are not dilutive and will not affect reported earnings or cash flow per Precision share unless the Rights separate from the underlying Precision shares for which they were issued and become exercisable or are exercised.

Issuing Rights will also not change the way Precision shareholders currently trade their Precision shares and is not intended to interfere with Precision's ability to undertake equity offerings in the future.

Rights Exercise Privilege

The Rights will be separate from our shares, unless delayed by the Board, and will be exercisable 10 trading days (the **Separation Time**) after a person has acquired, or commenced a take-over bid to acquire, 20% or more of our shares, other than by an acquisition pursuant to a take-over bid permitted by our shareholder rights plan (a **Permitted Bid**). The acquisition by any person (an **Acquiring Person**) of 20% or more of our shares, other than by way of a Permitted Bid, is referred to as a Flip-in Event. Any Rights held by an Acquiring Person will become void if a Flip-in Event occurs.

Each Right (other than those held by an Acquiring Person) entitles its holder to purchase additional Precision shares at a substantial discount to their prevailing market price at that time.

Permitted Bid Requirements

A take-over bid must meet the following requirements to qualify as a Permitted Bid:

- the bid must be made by way of a formal take-over bid circular under applicable securities legislation
- the bid must be made to all registered holders of Precision shares (other than the offeror)
- the bid must be subject to irrevocable and unqualified provisions that:
  - the bid will remain open for acceptance for at least 105 days from the date of the bid (or a shorter period as permitted by National Instrument 62-104)
  - the bid will be subject to a minimum tender condition of more than 50% of the Precision shares held by independent shareholders
  - shares may be deposited to the bid at any time from the date of the bid until the date the shares may be taken up and paid for and shares may be withdrawn until taken up and paid for, and
  - the bid will be extended for at least 10 days if more than 50% of the Precision shares held by independent shareholders are deposited to the bid (and the offeror shall make a public announcement of that fact).

A competing take-over bid that is made while a Permitted Bid is outstanding and satisfies all the criteria for Permitted Bid status, except that it may expire on the same date (which may be less than 105 days after the bid has started) as the Permitted Bid that is outstanding, will be considered to be a Permitted Bid for the purpose of our shareholder rights plan.

Permitted Lock-up Agreement

A person will not become an Acquiring Person when entering into an agreement (a **Permitted Lock-Up Agreement**) with a Precision shareholder where the Precision shareholder (the **Locked-Up Person**) agrees to deposit or tender its Precision shares to a take-over bid (the **Lock-Up Bid**) made by that person, provided the agreement meets certain requirements, including that:

- the terms of the agreement are publicly disclosed, and a copy is publicly available
- the Locked-Up Person can terminate its obligation under the agreement in order to tender its Precision shares to another take-over bid or transaction where:
    - the offer price or value of the consideration payable is (A) greater than the price or value of the minimum, which cannot be more than 107% of the offer price under the Lock-Up Bid or (B) equal to or greater than a specified minimum, which cannot be more than 107% of the offer price under the Lock-Up Bid
    - if less than 100% of the number of outstanding Precision shares held by independent shareholders are offered to be purchased under the Lock-Up Bid, the number of Precision shares offered to be purchased under another take-over bid or transaction (at an offer price not lower than pursuant to the Lock-Up Bid) is (A) greater than the number offered to be purchased under the Lock-Up Bid or (B) equal to or greater than a specified number, which cannot be more than 107% of the number offered to be purchased under the Lock-Up Bid, and
- if the Locked-Up Person fails to deposit its Precision shares to the Lock-Up Bid, no break fees or other penalties that exceed, in the aggregate, the greater of (A) 2.5% of the price or value of the consideration payable under the Lock-Up Bid and (B) 50% of the increase in consideration resulting from another take-over bid or transaction, shall be payable by the Locked-Up Person.

Certificates and Transferability

Before the Separation Time, a legend imprinted on Precision share certificates representing Precision shares issued after the Effective Date will serve as proof of the Rights. Rights will trade together with, and may not be transferred separately from, the Precision shares.

As of Separation Time, separated certificates will serve as proof of the Rights. Rights may be transferred separately from the Precision shares.

Waiver

The Board, acting in good faith, may, before a Flip-In Event occurs, waive the application of our shareholder rights plan to a particular Flip-In Event where the take-over bid is made by a take-over bid circular to all holders of our shares. If the Board exercises its power to waive one take-over bid, the waiver will also apply to any other take-over bid for our shares made by a take-over bid circular to all holders of our shares before the expiry of any other bid for which our shareholder rights plan has been waived.

The Board may also waive the application of our shareholder rights plan for a Flip-In Event that has occurred inadvertently, as long as the Acquiring Person that inadvertently triggered the Flip-In Event reduces its beneficial holdings below 20% of the outstanding Precision shares within 14 days or another date determined by the Board.

The Board may waive the application of our shareholder rights plan to any other Flip-In Event before it occurs if it has received shareholder approval.

Redemption

Rights are deemed to be redeemed following completion of a Permitted Bid (including a competing Permitted Bid) or any other take-over bid for which the Board has waived the application of our shareholder rights plan.

With shareholder approval, the Board may also, prior to the occurrence of a Flip-In Event, elect to redeem all the then outstanding Rights at a nominal redemption price of $0.00001 per Right.

Exemptions for Investment Advisors, etc.

Investment advisors (for their client accounts), trust companies (acting in their capacity as trustees or administrators), statutory bodies whose business includes the management of funds (for employee benefit plans, pension plans or insurance plans of various public bodies), and administrators or trustees of registered pension plans or funds and agents or agencies of the Crown, which acquire more than 20% of the outstanding Precision shares, are effectively exempted (through the definition of "beneficial ownership" under our shareholder rights plan) from triggering a Flip-In Event provided that they are not in fact making, either alone, jointly or in concert with any other person, a take-over bid.

Directors' Duties

Our shareholder rights plan will not in any way lessen or affect the duty of the Board to act honestly and in good faith with a view to the best interests of Precision. If there is a take-over bid or a similar proposal, the Board will still have the duty to take action and make recommendations to Precision shareholders that it considers appropriate.

If there is a conflict between this summary and the provisions of the shareholder rights plan, as amended and restated, the plan will govern. You can request a copy by contacting our Corporate Secretary:

Precision Drilling Corporation
Suite 800, 525 – 8th Avenue SW
Calgary, Alberta, Canada T2P 1G1
Attention: Corporate Secretary
Tel: 403.716.4500
Email: corporatesecretary@precisiondrilling.com

PREFERRED SHARES

The number of preferred shares that may be authorized for issue at any time cannot exceed more than half of the number of issued and outstanding common shares. There are currently no preferred shares issued and outstanding.

We can issue preferred shares in one or more series. The Board must pass a resolution determining the number of shares in each series, and the designation, rights, privileges, restrictions and conditions for each series, before the shares can be issued. This includes the rate or amount of dividends, when and where dividends are paid, the dates dividends accrue from any rights or obligations for us to buy or redeem the shares, and the price, terms and conditions, and any conversion rights.

MATERIAL DEBT

As of December 31, 2025, we had:
- US$80 million drawn and $28 million drawn, under the Senior Credit Facility
- US$400 million outstanding under the 2021 offering of 6.875% unsecured senior notes due in 2029 (the **2029 Notes or Senior Notes**).

The following is a summary of the material terms of the Senior Credit Facility, operating facilities and the 2029 Notes. Copies of the Senior Credit Facility (including any amendments thereto) and the note indenture governing the 2029 Notes (the **2029 Senior Notes Indenture**) are available on SEDAR+ (**www.sedarplus.ca**) and EDGAR Next (**www.sec.gov**).

Senior Credit Facility

The Senior Credit Facility provides US$375 million of availability, which is reduced by US$51 million for letters of credit, US$80 million drawn, and $28 million drawn as of December 31, 2025.

We entered into the Senior Credit Facility with a syndicate of lenders in 2010.

The Senior Credit Facility is an extendible revolving term credit facility that is used for general corporate purposes and is secured by liens on substantially all our present and future assets and the present and future assets of our material U.S. and Canadian subsidiaries (including subsidiaries we have designated *material*, collectively the **Material Subsidiaries**, as set out in the Senior Credit Facility). The Senior Credit Facility includes representations and warranties, covenants and events of default that are customary for credit facilities of this nature, including financial ratio covenants that are tested quarterly or prior to certain distributions or junior debt repayments.

In the second half of the year, we extended our Senior Credit Facility's maturity date and amended certain terms of the facility. The maturity date was extended to October 31, 2028, with the exception of US$43 million, which will mature on June 28, 2027.

As of December 31, 2025, we were in compliance with the covenants of the Senior Credit Facility.

The table below sets out the key features of the Senior Credit Facility:

Key Features of Senior Credit Facility	
Amount	▪ provides senior secured financing of up to US$375 million ▪ includes a provision to increase the credit facility limit by up to an additional US$375 million (subject to certain conditions, including obtaining additional lender commitments)
Term and repayment	▪ matures and is to be repaid in full on the earlier of October 31, 2028 (US$43 million to mature on June 28, 2027) and 90 days inside the maturity of any junior debt ▪ provides us the option to request the lenders to extend the term of the facility at their discretion for up to five years from the date of request
Letters of credit	▪ provides for letters of credit (including letters of guarantee) in U.S. or Canadian dollars or other currencies acceptable to the fronting lender up to a total of US$200 million (as a sublimit of the overall commitments)

Interest rates and fees	▪ provides us the option to choose the interest rate on loans denominated in U.S. or Canadian dollars:
	  – either a margin over a U.S. base rate or a margin over the Secured Overnight Financing Rate (**SOFR**) rate for U.S. dollar loans
	  – either a margin over the Canadian prime rate or a margin over the Canadian Overnight Repo Rate Average (**CORRA**) rate for Canadian dollar loans and banker's acceptances. The margins are based on the then applicable ratio of Consolidated Total Debt to Covenant EBITDA (as defined in the credit agreement) (margin ratio)
	▪ also provides for:
	  – a standby fee for each lender calculated on the unused amount of its commitment at a percentage based on the applicable margin ratio
	  – an issue fee on the outstanding amount of the letters of credit equal to the margin applicable to SOFR loans and CORRA rate (subject to reduction in fees for non-financial letters of credit)
	  – a fronting fee to be paid to each fronting lender

Guarantees and security	▪ we and our Material Subsidiaries have pledged substantially all our respective present and future assets, secured by a perfected first priority lien, subject to certain permitted encumbrances, as security for our obligations (including obligations to cash management providers, operating lenders and swap providers). All Material Subsidiaries have also guaranteed these obligations ▪ if we receive a corporate credit rating of at least BBB- (or equivalent) from any two of Standard & Poor's Rating Services (S&P), Moody's or Fitch Ratings, we have the option to require the security to be released (with a corresponding obligation to re-grant security if the rating drops below this threshold after the release). We currently have a corporate credit rating of BB- from S&P, a rating of Ba2 from Moody's Investors Service, Inc. (Moody's) and a rating of BB- from Fitch Ratings.

Certain covenants and events of default	▪ subject to certain exceptions, several covenants restrict our ability and the ability of our Material Subsidiaries to do any of the following, among other things:
	  – incur or assume additional debt
	  – dispose of assets
	  – make or pay dividends, share redemptions, or other distributions if an event of default has occurred
	  – change our primary business
	  – incur or assume liens on assets
	  – enter into mergers, consolidations, or amalgamations
	  – make certain investments
	  – enter into speculative swap agreements
	  – repay junior debt
	▪ also includes customary affirmative covenants and events of default
	▪ we must also comply with the following financial covenant ratios, each calculated for the most recent four consecutive fiscal quarters:
	  – a maximum Consolidated Senior Debt to Covenant EBITDA ratio (as defined in the credit agreement) of 2.5:1 (the Consolidated Senior Debt to Covenant EBITDA as defined in the credit agreement ratio may increase to 3:1 for the first three fiscal quarters following a material acquisition that involves total consideration of more than 5% of our consolidated net tangible assets)
	  – a Consolidated Interest Coverage Ratio (as defined in the credit agreement) of 2.5:1
	▪ no more than US$500 million in new unsecured debt can be incurred or assumed except where the new unsecured debt is used to refinance existing unsecured debt, or the new unsecured debt is assumed through an acquisition

Operating Facilities

We have a $40 million secured operating facility, a US$15 million secured operating facility, and a US$40 million secured facility for letters of credit. At December 31, 2025, availability of the $40 million operating facility was reduced by outstanding letters of credit of $6 million. Availability of the US$40 million secured facility for letters of credit was reduced by outstanding letters of credit of US$31 million. No amount was drawn on the US$15 million secured operating facility with the full amount remaining available for drawdown. The facilities are primarily secured by charges on substantially all of our present and future property and Material Subsidiaries. Advances under the $40 million operating facility are available at a margin over the banks' prime Canadian lending rate, United States base rate, SOFR, or CORRA, or in combination, and under the US$15 million facility at the banks' prime lending rate. Issuance fees at agreed rates are payable on the amounts of any letters of credit outstanding under the $40 million operating facility and the US$40 million letter of credit facility.

Unsecured Senior Notes

The unsecured Senior Notes listed below remain outstanding and are denominated in U.S. dollars (all payments on the notes are made in that currency). In 2025, we fully redeemed the remainder of the Corporation's US$400 million 2026 senior notes (the **2026 Notes**) that were issued on November 22, 2017.

	2029 Notes Completed June 15, 2021 Issued under and governed by the 2029 Senior Notes Indenture
Trustee	▪ Bank of New York Mellon (U.S. Trustee) ▪ Computershare (Canadian Trustee)
Principal outstanding as of December 31, 2025	▪ US$400 million
Interest	▪ 6.875% ▪ paid in cash semi-annually on January 15 and July 15 to holders of record on January 1 and July 1 ▪ calculated on a 360-day year of 12 30-day months
Maturity date	▪ January 15, 2029
Net proceeds	▪ used together with cash on hand and our Senior Credit Facility to redeem the US$286 million outstanding 2023 Notes and the US$263 million outstanding 2024 Notes
Interest payments	▪ began on January 15, 2022 ▪ interest accrues from the most recent date to which interest was paid
Redemption features	**Beginning January 16, 2025** ▪ in whole or in part at any time before January 15, 2027, at redemption prices of 101.719% of their principal amount plus accrued interest **Beginning January 15, 2027** ▪ for their principal amount plus accrued interest
Change of control	▪ each holder of the notes has the right to sell all or a portion of its notes to us for cash equal to 101% of the principal amount, plus accrued interest to the date of purchase

Subject to certain exceptions, the 2029 Senior Notes Indenture limits our ability and the ability of some of our subsidiaries to do any of the following, among other things:

- incur additional indebtedness and issue preferred shares
- create liens
- make restricted payments, including the payment of dividends and repurchase of shares
- create or permit to exist restrictions on our ability (or the ability of certain subsidiaries) to make certain payments and distributions
- engage in amalgamations, mergers or consolidations
- make certain dispositions and transfers of assets, and
- engage in transactions with affiliates.

The Senior Notes require that we comply with certain covenants including an incurrence based Consolidated Interest Coverage Ratio test (as defined in the Senior Notes Indentures) of 2.0:1 for the most recent four consecutive fiscal quarters. In the event that our Consolidated Interest Coverage Ratio is less than 2.0:1 for the most recent four consecutive fiscal quarters, the Senior Notes Indentures restrict our ability to incur additional indebtedness. As of December 31, 2025, our Senior Notes Consolidated Interest Coverage Ratio was 8.7.

The 2029 Notes are general unsecured obligations and rank senior in right of payment to all our future obligations that are subordinate in right of payment to these notes and equal in right of payment with all our other existing and future obligations.

Our Credit Ratings

Credit ratings affect our ability to obtain short and long-term financing and our ability to engage in certain business activities cost-effectively.

Understanding Credit Ratings	
Moody's Investors Services Inc. (Moody's) Moody's credit rating is their opinion of our ability to honour senior unsecured financial obligations and contracts	▪ rating scale from AAA (highest) to C (lowest quality of securities rated) ▪ Moody's rating of Ba is the fifth highest of nine categories and denotes obligations that are judged to be speculative and are subject to substantial credit risk ▪ a modifier of 1, 2 or 3 after a rating indicates the relative standing within a particular rating category. The modifier 1 indicates that the issue ranks in the higher end of its generic rating category, 2 indicates a mid-range ranking and 3 indicates a ranking in the lower end of the generic rating category
S&P Global Ratings Canada LLC (S&P) S&P's credit rating is a forward-looking opinion about our overall financial capacity (or creditworthiness) to pay our financial obligations	▪ rating scale from AAA to D, which represents the range from highest to lowest quality ▪ a credit rating of BB by S&P is the fifth highest of 10 categories ▪ under the S&P rating system, an obligor rated BB is less vulnerable in the near term than other lower-rated obligors. However, it faces major ongoing uncertainties and exposure to adverse business, financial or economic conditions that could lead to the obligor's inadequate capacity to meet its financial commitments. ▪ the addition of a plus (+) or minus (-) designation after the rating indicates the relative standing within a particular rating category
Fitch Ratings, Inc. (Fitch) Fitch's credit rating is its opinion of our relative ability to meet financial commitments, such as interest, repayment of principal, insurance claims or counterparty obligations	▪ rating scale from AAA (highest) to D (lowest quality of securities rated) ▪ Fitch's rating of BB is the fifth highest of 11 categories ▪ Fitch's rating of BB indicates an elevated vulnerability to credit risk, particularly in the event of adverse changes in business or economic conditions over time; however, business or financial alternatives may be available to allow financial commitments to be met. ▪ the addition of a plus (+) or minus (-) designation after the rating indicates the relative standing within a particular rating category

Credit ratings assigned by the rating agencies are not recommendations to buy, hold or sell the debt, and the ratings are not a comment on market price or suitability for a particular investor. There is no assurance that a rating will remain in effect for a given period or that any rating will not be revised or withdrawn entirely by a rating agency in the future if it believes circumstances warrant it. Credit ratings by different agencies are independent of one another and should be evaluated separately. We pay customary fees to credit rating agencies.

At March 6, 2026	Moody's	S&P	Fitch
Corporate Credit Rating	Ba2	BB-	BB-
Senior Credit Facility Rating	Not Rated	Not Rated	BB+
Unsecured Senior Notes Credit Rating	Ba3	BB-	BB-

RISKS IN OUR BUSINESS

Investing in Precision Drilling Corporation involves inherent risks. We encourage you to carefully review the risks outlined in this section, along with other information provided in this Annual Information Form (**AIF**) and our additional disclosure documents, including our Management Disclosure and Analysis and other continuous disclosure filings, before making an investment decision. The risks included in this section and our other disclosure documents, individually and in aggregate, could materially and adversely impact our business, financial position, operational results, cash flows, liquidity and long-term strategy. We also recommend consulting with professional advisors to ensure an informed decision.

Our enterprise risk management framework is an integral part of our strategic and operational approach. Operating at both business and functional levels, it is designed to systematically identify, evaluate, and mitigate risks across the categories outlined below. It incorporates ongoing monitoring, escalation, and oversight mechanisms and integrates Precision's policies, guidelines, and internal controls to address risks proactively and effectively. Notwithstanding these processes, we are exposed to risks inherent to the oilfield services industry and to operating in a dynamic global environment, including risks that are difficult to predict. As part of our daily operations, we encounter and manage various risks, some of which may lead to outcomes materially different from our current expectations or forward looking statements. In this section, we provide an analysis of key strategic, operational, financial, legal, and compliance risks. The manner in which we respond to these risks and other emerging challenges will play a critical role in shaping our future performance, resilience and long-term value creation.

Our operations depend on the prices of oil and natural gas, which are subject to volatility and on the exploration and development activities of oil and natural gas exploration and production companies

We primarily sell our services to oil and natural gas exploration and production companies. Macroeconomic and geopolitical factors associated with oil and natural gas supply and demand are the primary factors driving pricing and profitability in the oilfield services industry. Generally, we experience higher demand for our services when commodity prices are relatively high, and the opposite is true when commodity prices are relatively low. The volatility of crude oil and natural gas prices accounts for much of the cyclical nature of the oilfield services business. Increased volatility and other factors beyond our control have led to greater uncertainty in the demand for our services in recent years.

The markets for oil and natural gas are separate and distinct. Oil is a global commodity with a vast distribution network, although the differential between benchmarks such as West Texas Intermediate, Western Canadian Select, and European Brent crude oil can fluctuate. As in all markets, when supply, demand, inability to access domestic or export markets, transportation constraints and other factors change, so can the spreads between benchmarks. The use of natural gas is growing worldwide, with the three most developed demand centers residing in North America, Western Europe and North Asia. These regions have dense pipeline networks and a high demand for natural gas. The world's largest producers of natural gas are currently the U.S., Russia, Iran, Qatar, Canada, China, Norway and Australia. The most economical way to transport natural gas is in its gaseous state by pipeline, and the natural gas market depends on pipeline infrastructure and regional supply and demand. However, developments in the transportation of LNG in ocean-going tanker introduced an element of globalization to the natural gas market by linking major production centers with the world's primary demand centers.

Global military and political conditions, along with economic factors such as expectations for growth, inflation, and trade disputes, as well as events like global pandemics, ongoing conflicts in Ukraine and the Middle East, or production decisions by OPEC+, can all affect supply and demand for oil and natural gas. Weather conditions, governmental regulation (in the countries in which we operate), levels of consumer demand, the availability and pricing of alternate sources of energy (including renewable energy initiatives), the availability of pipeline capacity and other transportation for oil and natural gas, global oil and natural gas storage and production levels, and other factors beyond our control can also affect the supply of and demand for oil and natural gas and lead to future price volatility.

According to Baker Hughes, the onshore Canadian average active rig count in 2025 decreased approximately 5% year-over-year. The Canadian Association of Energy Contractors (**CAOEC**) reported on December 1, 2025, that approximately 5,500 wells were expected to be drilled in 2025, compared with 5,800 in 2024 and 5,400 in 2023. In the U.S., Baker Hughes reports the onshore Lower 48 rig count average for 2025 was 6% lower than the average in 2024. In early 2026, Enverus reported approximately 13,400 wells were started onshore in the U.S. in 2025, compared with approximately 14,800 in 2024 and 16,100 in 2023. In Canada, drilling activity is supported by strong fundamentals from additional take away capacity including the Trans Mountain expansion pipeline in 2024 providing additional take away capacity and improved pricing for oil, and the start up of LNG Canada in mid-2025 providing additional natural gas takeaway capacity. While Canadian drilling fundamentals supported additional activity in 2025, tariff and commodity price uncertainty tempered producers' drilling plans. In the U.S. drilling activity continued to weaken throughout 2025 due to oil and natural gas price volatility, exacerbated by drilling and completion efficiencies. In both Canada and the U.S, producers continue to prioritize capital discipline and returns to shareholders over production growth.

Recently, commodity prices have been negatively affected by a combination of factors, including increased production, the decisions of OPEC+, concerns in respect of a recession and a strengthening in the U.S. dollar relative to most other currencies. Although OPEC+ agreed in December 2025 to extend oil production cuts into 2026, there is no assurance that the most recent OPEC+ agreement will be observed by its parties and OPEC+ may change its agreement depending upon market conditions.

Oil and natural gas prices are expected to continue to be volatile as a result of tariffs and trade disputes, conflict in Ukraine, concerns around expansion of conflict in the Middle East, including Iran, potential increased production in Venezuela, changes in oil and natural gas inventories, sanctions on Russian oil and natural gas exports and prices, global and national economic performance, the actions of OPEC+, and any coordinated releases of oil from or additions to strategic reserves by the U.S. (or any other country). Certain of these events and conditions may contribute to decreased exploration and drilling activities and a decrease in confidence in the oil and natural gas industry. These difficulties have been exacerbated in Canada and the U.S. by political and other actions resulting in uncertainty surrounding regulatory, tax, royalty and environmental regulation. Each of these factors have adversely affected, and could continue to adversely affect, the price of oil and natural gas and drilling activities by our customers, which would adversely affect the level of capital spending by our customers and in turn could have a material adverse effect on our business, financial condition, results of operations and cash flow.

The current U.S. administration and its policy priorities have introduced, and may continue to introduce, additional volatility into oil and natural gas markets. Historically, the Trump administration pursued policies favoring increased domestic energy production, including rolling back certain environmental regulations and expanding access to federal lands for drilling. The continuation or expansion of such policy priorities could lead to increased U.S. oil and natural gas production, which, depending on global supply and demand conditions, could place downward pressure on commodity prices and adversely affect drilling activity. At the same time, changes in U.S. trade, foreign policy, and international energy relations, including the use of tariffs, sanctions, and engagement with OPEC+, could increase market uncertainty and price volatility. In particular, potential changes in U.S. policy toward Venezuela, including the easing or tightening of sanctions or support for increased Venezuelan oil production, could add incremental global supply and further pressure oil prices. Such developments could have indirect adverse effects on Canadian oil and gas markets, including by widening price differentials, affecting export economics, and influencing capital allocation decisions by producers operating in Canada. Additionally, the regulatory landscape could shift dramatically, with a possible relaxation of environmental restrictions and permitting processes affecting infrastructure development, pipelines, and drilling projects. These policy changes could have both positive and negative effects on the industry, depending on the balance between increased production, global market reactions, and investor confidence in long-term stability.

As a result of the continued volatility in oil and natural gas prices, regulatory uncertainty, and strategies of certain of our customers to focus on debt reductions, returning cash to shareholders or other capital discipline rather than incurring expenditures on exploration and drilling activities, demand for our services may be lower compared to historical periods when commodity prices were at similar levels. Reductions in commodity prices or factors that impact the supply and demand for oil and natural gas and lead to price volatility may result in reductions in capital budgets by our customers in the future, which could result in cancelled, delayed or reduced drilling programs by our customers and a corresponding decline in demand for our services. Additionally, the availability and pricing of alternative sources of energy, a transition to lower carbon intensive energy sources or a shift to a lower carbon economy, and technological advances may also depress the overall level of oil and natural gas exploration and production activity, similarly impacting the demand for our services.

If a reduction in exploration and development activities, whether resulting from changes in oil and natural gas prices or reductions in capital expenditures and capital budgets as described above or otherwise, continues or worsens, it could materially and adversely affect us by:

- negatively impacting our revenue, cash flow, profitability and financial condition
- restricting our ability to make capital expenditures and our ability to meet future contracted deliveries of new-build rigs
- affecting the existing fair market value of our rig fleet, which in turn could trigger a write-down for accounting purposes
- our customers negotiating, terminating, or failing to honour their drilling contracts with us
- making our Senior Credit Facility financial covenants more difficult to maintain, and
- negatively impacting our ability to maintain or increase our borrowing capacity, our ability to obtain additional capital to finance our business and our ability to achieve our debt reduction targets.

There is no assurance that demand for our services or conditions in the oil and natural gas and oilfield services sector will remain stable in the future. A significant decline in demand could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Additionally, we have accounts receivable with customers in the oil and natural gas industry and their revenues may be affected by fluctuations in commodity prices. Our ability to collect receivables may be adversely affected by any prolonged weakness in oil and natural gas prices.

Intense price competition and the cyclical nature of the contract drilling industry could have an adverse effect on revenue and profitability

The contract drilling business is highly competitive with many industry participants. In an environment characterized by fierce competition, companies often face pressure to lower prices to secure contracts, potentially eroding profit margins. We compete for drilling contracts that are usually awarded based on competitive bids. We believe pricing, rig availability and technology are the primary factors potential customers consider when selecting a drilling contractor. We believe other factors are also important, such as the drilling capabilities and condition of drilling rigs, the quality of service and experience of rig crews, the safety record of the contractor, the offering of ancillary services, the ability to provide drilling equipment that is adaptable, having personnel familiar with new technologies and drilling techniques, and rig mobility and efficiency.

Historically, contract drilling has been cyclical with periods of low demand, excess rig supply and low day rates, followed by periods of high demand, short rig supply and increasing day rates. Periods of excess drilling rig supply intensify the competition and often result in rigs being idle. There are numerous drilling companies in the markets where we operate, and an oversupply of drilling rigs can cause greater price competition. Contract drilling companies compete primarily on a regional basis, and the intensity of competition can vary significantly from region to region at any particular time. However, if demand for contract drilling and drilling services is better in a region where we operate, our competitors might respond by moving suitable drilling rigs in from other regions with lower demand, reactivating previously stacked rigs or purchasing new drilling rigs. An influx of drilling rigs into a market from any source could rapidly intensify competition and make any improvement in the demand for our drilling rigs short-lived, which could in turn have a material adverse effect on our business, financial condition, results of operations and cash flow. In addition, the development of new drilling technology by competitors has increased in recent years, which could negatively affect our ability to differentiate our services.

Our business results and the strength of our financial position are affected by our ability to strategically manage our costs and capital expenditure program in a manner consistent with industry cycles and fluctuations in the demand for contract drilling services. If we do not effectively manage our costs and capital expenditures or respond to market signals relating to the supply or demand for contract drilling and oilfield services, it could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Lower activity in the contract drilling industry exposes us to the risk of oversupply of equipment

Periods of low demand often lead to low utilization. The number of drilling rigs competing for work in markets where we operate has remained the same as the industry has seen a decrease in drilling activity relative to periods prior to 2015. The industry supply of drilling rigs may exceed actual demand because of the relatively long-life span of oilfield services equipment as well as the typically long time from when a decision is made to upgrade or build new equipment to when the equipment is built and placed into service. Excess supply resulting from industry decline could lead to lower demand for term drilling contracts and for our equipment and services. The additional supply of drilling rigs allows competitors to potentially reallocate rigs to higher demand areas and has intensified price competition in the past and could continue to do so. This could lead to lower day rates in the oilfield services industry generally and lower utilization of existing rigs. If any of these factors materialize, it could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Pipeline constraints and other regulatory uncertainty in Western Canada could have an adverse effect on the demand for our services in Canada

In western Canada, delays and/or the inability to obtain necessary regulatory approvals for pipeline projects that would provide additional transportation capacity and access to refinery capacity for our customers have led to downward price pressure on oil and natural gas produced in western Canada, which has depressed, and may continue to depress, the overall exploration and production activity of our customers. Canada generally has lagged behind other natural gas producing countries in taking advantage of rising global demand and prices for natural gas primarily as a result of Canada's lack of liquified natural gas facilities and, by extension, export capacity owing to regulatory delay and uncertainty. While LNG Canada, a liquefaction facility and export terminal at Kitimat, is operational which enables Western Canada produced natural gas natural gas to reach global markets, other proposed LNG facilities in Canada are at earlier stages of development, including Woodfibre LNG and Ksi Lisims LNG (completions currently anticipated between 2027 and 2029). There is no assurance that LNG projects in Canada will be completed on their expected timelines, or at all.

The regulatory uncertainty in Canada has impacted some of our customers' ability to obtain financing as well as their ability to market their oil and natural gas, which has also depressed overall exploration and production activity. These factors could result in a corresponding decline in the demand for our services that could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Given the ongoing challenges in obtaining timely regulatory approvals and securing necessary infrastructure, there is concern that Canada's oil and natural gas industry may continue to face competitive disadvantages compared to other energy-producing nations. Without further clarity on government policies and expedited project approvals, Canada risks missing out on the growing global demand for LNG and other energy exports, potentially leading to further reductions in drilling activity and capital investment in the region.

Risks and uncertainties associated with operating internationally can negatively affect our business

Operating in multiple international regions exposes us to various geopolitical risks that could adversely affect our operations and financial performance. Political instability, such as government upheavals, civil unrest, or regime changes, can disrupt our activities by leading to expropriation of assets, nationalization of industry, or nullification of existing contracts. Regulatory changes, including shifts in environmental policies, taxation, or labor laws, may increase operational costs or impose limitations on our drilling activities. International sanctions, whether imposed by the United States, Canada or other countries, can restrict our ability to conduct business in certain regions, limit access to necessary equipment or technology, and impede financial transactions. Sanctions and other related geopolitical conflicts can lead to significant negative impacts on economies and the markets for certain commodities, such as oil and natural gas. These factors could result in operational disruptions, increased costs, and reduced profitability, thereby materially affecting our business and financial condition. Although we monitor geopolitical developments and strive to implement strategies to mitigate these risks, the unpredictable nature of global politics and economic conditions means we cannot eliminate their potential impact.

Our international operations are subject to risks normally associated with conducting business in foreign countries, including, but not limited to, the following:

- an uncertain political and economic environment
- the loss of revenue, property and equipment as a result of expropriation, confiscation, nationalization, contract deprivation and force majeure
- war, terrorist acts or threats, civil insurrection and geopolitical and other political risks
- fluctuations in foreign currency and exchange controls
- restrictions on the repatriation of income or capital
- increases in duties, taxes and governmental royalties
- renegotiation of contracts with governmental entities
- changes in laws and policies governing operations of companies
- compliance and regulatory challenges, including compliance with anti-corruption and anti-bribery legislation in Canada, the U.S. and other countries
- trade restrictions, increased tariffs or embargoes imposed by the U.S. or other countries where we operate
- tariffs or retaliatory trade policies, and trade disputes particularly between major oil and gas-producing nations, which may increase costs and create uncertainty in global energy markets
- heightened international tensions and geopolitical instability, including disputes between major economies, which could disrupt global supply chains and impact oil and gas markets
- increasing global scrutiny on environmental practices and the evolving landscape of climate change regulations, and
- differences in cultural norms and social expectations

If a dispute arises in connection with our international operations, we may be subject to the exclusive jurisdiction of foreign courts. In addition, we may not be able to file suits against foreign persons or subject them to the jurisdiction of a court in Canada or the U.S. or be able to enforce judgments or arbitrated awards against state-owned customers.

Government-owned petroleum companies located in some of the countries where we operate now or in the future may have policies, or may be subject to governmental policies, that give preference to the purchase of goods and services from companies that are majority-owned by local nationals. As such, we may rely on joint ventures, license arrangements and other business combinations with local nationals in these countries, which may expose us to certain counterparty risks, including the failure of such partners or local nationals to meet contractual obligations or comply with local or international laws potentially exposing us to legal, financial or reputational harm.

In the international markets where we operate, we are subject to various laws and regulations that govern the operation and taxation of our businesses and the import and export of our equipment from country to country. There may be uncertainty about how these laws and regulations are imposed, applied or interpreted, and they could be subject to change. Since we derive a portion of our revenues from subsidiaries outside of Canada and the U.S., the subsidiaries paying dividends or making other cash payments or advances may be restricted from transferring funds in or out of the respective countries, or face exchange controls or taxes on any payments or advances. We have organized our foreign operations partly based on certain assumptions about various tax laws (including capital gains and withholding taxes), foreign currency exchange, and capital repatriation laws and other relevant laws of a variety of foreign jurisdictions. While we believe these assumptions are reasonable; there is no assurance that foreign taxing or other authorities will reach the same conclusion. If these foreign jurisdictions change or modify the laws, we could suffer adverse tax and financial consequences.

Diverse regulatory frameworks across countries pose challenges in compliance, with variations in environmental standards, safety regulations, and permitting processes. Adapting to different regulatory environments may result in increased compliance costs, potential legal issues, and delays in project execution.

We are subject to compliance with the United States Foreign Corrupt Practices Act (**FCPA**) and the Corruption of Foreign Public Official Act (Canada) (**CFPOA**), which generally prohibit companies from making improper payments to foreign government officials for the purpose of obtaining business. While we have developed policies and procedures designed to achieve compliance with the FCPA, CFPOA and other applicable international laws, we could be exposed to potential civil and criminal claims, economic sanctions or other restrictions for alleged or actual violations of international laws related to our international operations, including anti-corruption and anti-bribery legislation, trade laws and trade sanctions. The Canadian government, the U.S. Department of Justice, the Securities and Exchange Commission (**SEC**), the U.S. Office of Foreign Assets Control and similar agencies have a broad range of civil and criminal penalties they may seek to impose against corporations and individuals for such violations, including injunctive relief, disgorgement, fines, penalties and modifications to business practices and compliance programs, among other things. We could also face penalties or other sanctions from authorities in other relevant foreign jurisdictions, including prohibition of our participation in or curtailment of business operations in those jurisdictions and the seizure of drilling rigs or other assets. While we cannot accurately predict the impact of any of these factors, if any of those risks materialize, it could have a material adverse effect on our reputation, business, financial condition, results of operations and cash flow.

Differences in cultural norms and social expectations can influence community relations, workforce dynamics, and stakeholder engagement. Failure to effectively manage or navigate differences could result in reputational damage, community opposition, or challenges in attracting and retaining skilled personnel.

Uncertainty as to the position of the United States in respect of world affairs and events

As a result of the new Trump administration and its shift in political priorities and foreign posture there is increased uncertainty regarding the position the U.S. will take with respect to world affairs and geopolitical events. This uncertainty may include issues such as U.S. support for existing treaty and trade relationships with other countries, including Canada, position on territorial and sovereign matters and diplomatic or economic relations with key energy producing regions.

Recent public statements and policy positions regarding strategic regions and countries, including Iran, Greenland and Venezuela, underscore the potential for shifts in U.S. foreign policy that could affect global energy supply, trade flows, sanctions regimes, and geopolitical stability. Ongoing U.S. military operations involving Iran could increase volatility in global energy markets, including oil prices, energy operations, and trading activities. Changes in U.S. policy toward Venezuela, including the easing, tightening, or selective enforcement of sanctions, could increase global oil supply and contribute to additional volatility in oil prices, with potential downstream effects on North American producers and service providers, including in Canada.

Additionally, the Canada-United States-Mexico Agreement (**CUSMA**) is set for review in 2026 and there is uncertainty whether the parties will seek to renegotiate its terms.

Implementation by the U.S. of new legislative or regulatory regimes, tariffs or revisions to CUSMA could impose additional costs on us, decrease Canadian or U.S. demand for our services or otherwise negatively impact us or our customers, which may have a material adverse effect on our business, financial condition and operations. The potential for, and continuation of, tariffs imposed by the U.S. government and counter-tariffs imposed by the Canadian and other governments have created economic uncertainty, which could have a material adverse effect on our business, including impacts to commodity prices and potential impacts on cross-border supply chain. The impact of U.S. tariffs and retaliatory measures from other countries remains uncertain. There is a possibility that trade disputes could escalate, which could have a material adverse impact on our operations and cash flows.

Any difficulty in retaining, replacing, or adding personnel could adversely affect our business

Our ability to provide reliable services depends on the availability of well-trained, experienced crews to operate our field equipment. We must also balance our need to maintain a skilled workforce with cost structures that fluctuate with activity levels. We retain the most experienced employees during periods of low utilization by having them fill lower-level positions on field crews. Many of our businesses experience manpower shortages in peak operating periods, and we may experience more severe shortages if the industry adds more rigs, oilfield services companies expand, and new companies enter the business.

We may not be able to find enough skilled labour to meet our needs, and this could limit growth. We may also have difficulty finding enough skilled and unskilled labour in the future if demand for our services increases. Shortages of qualified personnel have occurred in the past during periods of high demand. The demand for qualified rig personnel generally increases with stronger demand for land drilling services and as new and refurbished rigs are brought into service. Increased demand typically leads to higher wages, which may or may not be reflected in service rate increases.

Other factors can also affect our ability to find enough workers to meet our needs. Our business requires skilled workers who can perform physically demanding work. Volatility in oil and natural gas activity and the demanding nature of the work, however, may prompt workers to pursue other kinds of jobs that offer a more desirable work environment and wages competitive to ours. Our success depends on our ability to continue to employ and retain skilled technical personnel and qualified rig personnel. If we are unable to, it could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Internationally, our operations rely on expat crews working in the host country where we operate. Any restriction, delays or embargo on issuance or renewal of work visas by host governments, or regulatory changes, can have a material impact on our ability to conduct operations.

We require sufficient cash flows to service and repay our debt

We will need sufficient cash flows in the future to service and repay our debt. Our ability to generate cash in the future is affected to some extent by general economic, geopolitical, financial, competitive and other factors that may be beyond our control. If we need to borrow funds in the future to service our debt, our ability will depend on covenants in our Senior Credit Facility, in our unsecured Senior Notes Indenture, other debt agreements we may have in the future, and on our credit ratings. We may not be able to access sufficient amounts under the Senior Credit Facility or from the capital markets in the future to pay our obligations as they mature, or to fund other liquidity requirements. If we are not able to generate enough cash flow from operations or borrow a sufficient amount to service and repay our debt, we will need to refinance our debt or we will be in default, and we could be forced to reduce or delay investments and capital expenditures or dispose of material assets or issue equity. We may not be able to refinance or arrange alternative measures on favourable terms or at all. If we are unable to service, repay or refinance our debt, it could have a negative impact on our business, financial condition, results of operations and cash flow.

Repaying our debt depends on our ability to generate cash flow and our guarantor subsidiaries generating cash flow and making it available to us by dividend, debt repayment or otherwise. Our guarantor subsidiaries may not be able to, or may not be permitted to, make distributions to allow us to make payments on our debt. Each guarantor subsidiary is a distinct legal entity, and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from the subsidiaries. While the agreements governing certain existing debt limit the ability of our subsidiaries to incur consensual restrictions on their ability to pay dividends or make other intercompany payments to us, these limitations are subject to qualifications and exceptions.

A substantial portion of our operations is carried out through subsidiaries, and some of them are not guarantors of our debt. The assets of the non-guarantor subsidiaries represent approximately 15% of Precision's consolidated assets. These subsidiaries do not have any obligation to pay amounts due on the debt or to make funds available for that purpose.

If we do not receive funds from our guarantor subsidiaries, we may be unable to make the required principal and interest payments, which could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Customers' inability to obtain credit/financing could lead to lower demand for our services

Many of our customers require reasonable access to credit facilities and debt capital markets to finance their oil and natural gas drilling activities. If the availability of credit to our customers is reduced or the terms of such credit become less favourable to them, they may reduce their drilling and production expenditures, thereby decreasing demand for our products and services. Relatively higher interest rates resulting from actions by central banks in response to inflation may reduce the amount of borrowing by our customers, which would decrease demand for our services. Additionally, certain investors and lenders may discourage investments or lending into the hydrocarbon industry. To the extent that certain institutions implement policies that discourage investments or lending into the hydrocarbon industry, it could have an adverse effect on the cost and terms of capital or availability of capital for our customers, which may result in reduced spending by our customers. A reduction in spending by our customers could have a material adverse effect on our business, financial condition, results of operations and cash flow as described further under – "*Our operations depend on the prices of oil and natural gas, which are subject to volatility, and on the exploration and development activities of oil and natural gas exploration and production companies*" on page 22.

Our debt facilities contain restrictive covenants

Our Senior Credit Facility and the 2029 Senior Notes Indenture contain a number of covenants which, among other things, restrict us and some of our subsidiaries from conducting certain activities (see *Capital Structure – Material Debt – Unsecured Senior Notes* on page 20). In the event our Consolidated Interest Coverage Ratio (as defined in our 2029 Senior Notes Indenture) is less than 2.0:1 for the most recent four consecutive fiscal quarters, the 2029 Senior Notes Indenture restricts our ability to incur additional indebtedness. As of December 31, 2025, our Consolidated Interest Coverage Ratio, as calculated per our 2029 Senior Notes Indenture, was 8.7.

In addition, we must satisfy and maintain certain financial ratio tests under the Senior Credit Facility (see *Capital Structure – Material Debt* on page 18). Events beyond our control could affect our ability to meet these tests in the future. If we breach any covenants, it could result in a default under the Senior Credit Facility or the Senior Notes Indenture. If there is a default under our Senior Credit Facility, the applicable lenders could decide to declare all amounts outstanding under the Senior Credit Facility to be due and payable immediately and terminate any commitments to extend further credit under the Senior Credit Facility. If there is an acceleration by the lenders under the Senior Credit Facility and the accelerated amounts exceed a specific threshold, the applicable noteholders under the 2029 Senior Notes Indenture could decide to declare all amounts outstanding under the Senior Notes Indenture to be due and payable immediately. Additionally, subject to the terms of the 2029 Senior Notes Indenture, certain defaults could result in an acceleration of amounts owing under the senior notes.

As of December 31, 2025, we were in compliance with the covenants of our Senior Credit Facility.

New technology could reduce demand for certain rigs or put us at a competitive disadvantage

Advancements in drilling technologies are essential to meet the demands of complex exploration and development programs for both conventional and unconventional oil and natural gas reserves. Continuous improvements in areas such as drive systems, control systems, automation, mud systems, and top drives are crucial for enhancing drilling efficiency. Our success depends on our ability to deliver equipment and services that align with customer expectations. However, we cannot guarantee that our rig technology will consistently meet these evolving needs, especially as rigs age and technology advances. Competitors may develop technological improvements that are more advantageous, timely, or cost-effective, potentially placing us at a competitive disadvantage. Failure to adopt or invest in emerging technologies could lead to a decline in market share and profitability. Additionally, new technologies, services, or standards could render some of our services, drilling rigs, or equipment obsolete, adversely affecting our competitiveness and having a material negative impact on our business, financial condition, and results of operations.

Moreover, the increasing integration of digital technologies, such as Artificial Intelligence (**AI**) and the Internet of Things (**IoT**), into drilling and other operations and modernizing our enterprise systems presents both opportunities and challenges. While these technologies can enhance operational efficiency and decision-making, they also introduce risks related to cybersecurity threats, including data breaches and operational disruptions.

Furthermore, the industry's shift towards electrification, including the adoption of electric drilling rigs and hydraulic fracturing, aims to reduce emissions and improve environmental performance. However, challenges such as grid infrastructure limitations and the high costs associated with electrification may impede widespread implementation.

Entering new lines of business or technical enhancements to our existing operating capabilities can be subject to risks, including a potential lack of acceptance by consumers and increased capital expenditures

Our Alpha™ technologies and EverGreen™ suite of environmental solutions use new technologies and are relatively new lines of business for us. There can be no assurance that new lines of business will be able to generate significant revenue or be profitable. We may not realize benefits from investments into new business lines or technical enhancements for several years or may not realize benefits from such investments at all. Failure to realize the intended benefits from such investments could negatively affect our ability to attract new customers or expand our offerings to existing customers and may adversely affect our results from operations.

The timing and amount of capital expenditures we incur, including those related to our Alpha™ technologies, EverGreen™ suite of environmental solutions and implementation of artificial intelligence and robotics technologies, will directly affect the amount of cash available to us. The cost of equipment generally escalates as a result of high input costs during periods of high demand for our drilling rigs and oilfield services equipment and other factors. There is no assurance that we will be able to recover higher capital costs through rate increases to our customers.

Artificial Intelligence may impact our business

The integration of AI and robotics into our operations presents both opportunities and challenges. While these technologies have the potential to enhance efficiency, safety, and decision-making, their development, implementation, deployment and use may involve significant operational, financial, legal and reputational risks. There is no certainty that our investments in AI and robotics will yield materially better results, higher outputs, or increased productivity. Failure to adopt or invest adequately in these technologies could place us at a competitive disadvantage, leading to a decline in market share and profitability. Additionally, the use of AI throughout our organization is subject to risks related to data privacy and security, inaccuracy, or failure to integrate with our existing systems, which could deter current and potential customers, affect our performance and damage customer relationships.

Moreover, the rapid pace of technological advancement may result in shorter lifecycles for AI and robotic systems, necessitating continuous investment to stay current. This could strain financial resources and divert capital from other critical areas. Conversely, accelerated or premature adoption of AI technology could expose us to execution risk, cost overruns or operational disruptions. The complexity of integrating AI into existing workflows may also lead to operational disruptions during the transition period. Furthermore, increased reliance on AI systems introduces vulnerabilities to cyber threats, potentially compromising sensitive data and operational integrity.

Our business is subject to cybersecurity risks

We rely heavily on information technology systems and other digital systems for operating our business. Threats to information technology systems associated with cybersecurity risks and cyber incidents or attacks continue to grow and are increased by the growing complexity of our information technology systems. Cybersecurity attacks could include, but are not limited to, malicious software, attempts to gain unauthorized access to data and the unauthorized release, corruption or loss of data and personal information, account takeovers, and other electronic security breaches that could lead to disruptions in our critical systems. Other cyber incidents may occur as a result of natural disasters, telecommunication failures, utility outages, human error, design defects, and unexpected complications with technology upgrades. Risks associated with these attacks and other incidents include, among other things, loss of intellectual property, reputational harm, leaked information, improper use of our assets, disruption of our and our customers' business operations and safety procedures, loss or damage to our data delivery systems, unauthorized disclosure of personal information which could result in administrative penalties and increased costs to prevent, respond to or mitigate cybersecurity events. Our increased use of technology, artificial intelligence and robotics in our service offerings could increase the potential impact that a cybersecurity incident or attack could have on our operations. Although we use various procedures and controls to mitigate our exposure to such risk, including cybersecurity risk assessments that are reviewed by our CGNRC, cybersecurity awareness programs for our employees, continuous monitoring of our information technology systems for threats, and insurance that may cover losses incurred as a result of certain cybersecurity attacks or incidents, cybersecurity attacks and other incidents are evolving and unpredictable, and these procedures and controls may not be effective. The occurrence of such an attack or incident could go unnoticed for a period of time. Any such attack or incident could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Our and our customers' operations are subject to numerous environmental laws, regulations and guidelines

In addition to expanded regulations and guidelines related specifically to climate change, our customers and us are subject to numerous environmental laws and regulations, including regulations relating to spills, releases and discharges of hazardous substances or other waste materials into the environment, requiring removal or remediation of pollutants or contaminants, and imposing civil and criminal penalties for violations. Some of these regulations apply directly to our operations and authorize the recovery of damages by the government, injunctive relief, and the imposition of stop, control, remediation and abandonment orders. For instance, our land drilling operations may be conducted in or near ecologically sensitive areas, such as wetlands that are subject to special protective measures, which may expose us to additional operating costs and liabilities for noncompliance with certain laws. Some environmental laws and regulations may impose strict and, in certain cases joint and several, liability. This means that in some situations we could be exposed to liability as a result of conduct that was lawful at the time it occurred, or conditions caused by prior operators or other third parties, including any liability related to offsite treatment or disposal facilities. The costs arising from compliance with these laws, regulations and guidelines may be material. The total costs of complying with environmental protection requirements are unknown, but we may experience increased insurance and compliance costs as further environmental laws and regulations are introduced.

We maintain liability insurance, including insurance for certain environmental claims, but coverage is limited and some of our policies exclude coverage for damages resulting from environmental contamination. We cannot assure that insurance will continue to be available to us on commercially reasonable terms, that the possible types of liabilities that we may incur will be covered by insurance, or that the dollar amount of the liabilities will not exceed our policy limits. Even a partially uninsured claim, if successful and of sufficient magnitude, could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Governments in Canada and the U.S. may also consider more stringent regulations or restrictions of hydraulic fracturing, a technology used by most of our customers that involves the injection of water, sand and chemicals under pressure into rock formations to stimulate oil and natural gas production. Increasing regulatory restrictions could have a negative impact on the exploration of unconventional energy resources, which are only commercially viable with the use of hydraulic fracturing. Laws relating to hydraulic fracturing are in various stages of development at levels of governments in markets where we operate and the outcome of these developments and their effect on the regulatory landscape and the contract drilling industry is uncertain. Hydraulic fracturing laws or regulations that cause a decrease in the completion of new oil and natural gas wells and an associated decrease in demand for our services could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Any regulatory changes that impose additional environmental restrictions or requirements on us, or our customers, could increase our operating costs and potentially lead to lower demand for our services and have an adverse effect. There can also be no guarantee that other laws and other government programs relating to the oil and natural gas industry and the transportation industry will not be changed in a manner that directly and adversely impacts the demand for oil and natural gas which could affect our business, nor can there be any assurances that the laws, regulations or rules governing our customers will not be changed in a manner that adversely affects our customers and, therefore, our business. The potential for increased regulation and oversight may make it more difficult or costly for us to operate.

Major projects that would benefit our customers, such as new pipelines and other facilities, including liquified natural gas export facilities in Canada, may be inhibited, delayed or stopped by a variety of factors, including inability to obtain regulatory or governmental approvals or public opposition. Canada's carbon tax policies and environmental review requirements may increase our compliance costs.

Recent executive orders and political plans of the Trump Administration include a strong focus on expanding U.S. domestic oil and gas production, rolling back environmental protections and opening federal lands to drilling. While these policies may create opportunities, future administrations' legal rulings, or local challenges may reverse these policies.

Relying on third-party suppliers has risks and shortages in supply of equipment could adversely impact our business

We source certain key rig components, raw materials, equipment and component parts from a variety of suppliers in Canada, the U.S. and internationally. We also outsource some or all construction services for drilling and service rigs, including new-build rigs, as part of our capital expenditure programs. We maintain relationships with several key suppliers and contractors and an inventory of key components, materials, equipment and parts. We also place advance orders for components that have long lead times. We may, however, experience cost increases, delays in delivery due to strong activity or financial hardship of suppliers or contractors, or other unforeseen circumstances relating to third parties. Increased inflation may also result in cost increases for the key components, materials, equipment and parts we use in our business. In times of increased demand for drilling services, there may be shortages of components, materials, equipment, parts and services required for our business. If our current or alternate suppliers are unable to deliver the necessary components, materials, equipment, parts and services we require for our businesses, including the construction of new-build drilling rigs, it can delay service to our customers and have a material adverse effect on our business, financial condition, results of operations and cash flow.

Supply chain disruptions can significantly impact our operations by affecting the availability and cost of essential drilling equipment and materials. Tariffs, trade disputes, revisions to trade agreements (such as the **CUSMA**), and geopolitical events such as sanctions can impact our opportunities and supply chain efficiency in North America by causing sudden shortages or increased costs for critical components. Natural disasters may damage infrastructure or halt production at key manufacturing hubs, causing delays in equipment delivery. Pandemics and epidemics can disrupt global supply chains through factory shutdowns, transportation restrictions, and labor shortages. These disruptions could lead to increased operational costs, project delays, and challenges in meeting customer commitments, thereby adversely affecting our business, financial condition, and results of operations. To mitigate these risks, we are committed to diversifying our supplier base, maintaining strategic inventories, and developing contingency plans to ensure operational resilience in the face of supply chain uncertainties.

Additionally, new laws regarding forced labour and other human rights issues throughout the supply chain may result in increased compliance costs for us or a potential need to make changes to our supply chain.

Effects of climate change, including physical and regulatory impacts, could have a negative impact on our business

The views on climate change are evolving at a regional, national and international level. As a result, political and economic events may significantly affect the scope and timing of climate change measures and regulations that are ultimately put in place, which may challenge the oil and gas industry in a number of ways or result in changes to how companies in the industry operate or spend capital. Additionally, the risks of natural disasters that could impact our business may increase in the future as a result of climate change. Furthermore, consumer demand for alternative fuel sources may continue to rise and incentives to conserve energy may be developed. Our business may be adversely impacted as a result of climate change and its associated impacts, including, without limitation, our financial condition, results of operations, cash flow, reputation, access to capital, access to insurance, cost of borrowing, access to liquidity, and/or business plans.

Physical Impact

As discussed under "*Business in our industry is seasonal and highly variable*" on page 34, weather patterns in Canada and the northern U.S. affect activity in the oilfield services industry. Global climate change could impact the timing and length of the spring thaw and the period in which the muskeg freezes and thaws and could impact the severity of winter, which could have a material adverse effect on our business and operating results. Furthermore, extreme and evolving climate conditions could result in increased risks of, or more frequent, natural disasters such as flooding or forest fires and may result in delays or cancellation of some of our customers' operations or could increase our operating costs (such as insurance costs), which could have a material adverse effect on our business and operating results. Extreme weather conditions could also impact the production and drilling of new wells. We cannot estimate the extent to which climate change and extreme climate conditions could impact our business and operating results; however, our insurance costs have increased, partially as a result of recent natural disasters.

Regulatory Impact

In response to climate change and increased focus on environmental protection, environmental laws, regulations and guidelines relating to the protection of the environment, including regulations and treaties concerning climate change or greenhouse gas and other emissions, continue to expand in scope. There has been an increasing focus on the reduction of greenhouse gas and other emissions and a potential shift to lower carbon intensive energy sources or a shift to a lower carbon economy. Laws, regulations or treaties concerning climate change or GHG and other emissions, including incentives to conserve energy or use alternative sources of energy, can have an adverse impact on the demand for oil and natural gas, which could have a material adverse effect on us. Such laws, regulations or treaties are evolving, and it is difficult to estimate with certainty the impact they will have on our business.

Canada and the U.S. were signatories to the Paris Agreement drafted at the United Nations Framework Convention on Climate Change (**UNFCCC**) in December 2015. On January 20, 2025, President Trump issued an Executive Order withdrawing the U.S. as a signatory to the Paris Agreement. The goals of the Paris Agreement are to prevent global temperature rise from exceeding 2 degrees Celsius above pre-industrial levels and to pursue efforts to limit the temperature increase to 1.5 degrees Celsius above pre-industrial levels. The Paris Agreement may provide for climate targets that could result in reduced global demand for oil and natural gas. In Canada, in connection with its commitments under the Paris Agreement, the federal government developed the Pan-Canadian Framework on Clean Growth and Climate Change in 2016 (the **PCF**). To implement the principles of the PCF, the federal government enacted the *Greenhouse Gas Pollution Pricing Act* (the **GGPPA**), which required all provinces and territories to have a carbon price of $30 per ton in 2020 and rising by $10 per year to $50 per ton in 2022. If a province or territory does not do so, the federal government can enforce its own carbon pricing regime in the province or territory called the Output-Based Pricing System (the **OPBS**). In December 2020, the Canadian Government announced proposed $15 per year increases to the carbon price commencing in 2023, to reach a total of $170 per ton by 2030. Provinces and territories can implement either an explicit price-based system (such as the systems implemented in British Columbia and Alberta) or a cap-and-trade system. Certain Canadian provinces, including Alberta and Saskatchewan, had previously launched constitutional challenges related to the GGPPA; however, on March 25, 2021, the Supreme Court of Canada released its judgment confirming the constitutionality of Canada's national carbon pricing regime. The Canadian federal government and the Alberta provincial government recently signed a Memorandum of Understanding (the **MOU**) on November 27, 2025. In the MOU, the two governments commit to agreeing on or before April 1, 2026 to an amendment to Alberta's carbon pricing system (the Technology Innovation and Emissions Reduction system or **TIER**) that will increase the minimum effective carbon credit price to $130/ton. In contrast, Saskatchewan previously announced it was pausing its carbon pollution pricing system for industry effective April 1, 2025, and the federal government has yet to impose the OPBS in the province.

In November 2021, to conclude the 26th Conference of the Parties to the UNFCCC, nearly 200 countries including Canada signed the Glasgow Climate Pact, which reaffirmed the commitments to limiting global temperature rise set out in the Paris Agreement. The Glasgow Climate Pact called for nations to submit new targets to the UNFCCC by the end of 2022 to align with the Paris Agreement's goals, requests that nations take accelerated actions to reduce emissions by 2030 and asks nations to accelerate the development and adoption of policies to transition towards low-emission energy systems. It also includes the party nations' agreement on rules under the Paris Agreement to create a global carbon credit market.

In December 2024, the Canadian federal government finalized *Clean Electricity Regulations*, which are aimed at achieving net-zero emissions from Canada's electricity grid by 2050. The regulations implement measures to limit carbon emissions produced by electricity generated using fossil fuels, which may include natural gas. Certain provinces in Canada have indicated opposition to the *Clean Electricity Regulations*, which may decrease domestic demand for natural gas in Canada, and have an adverse effect on the demand for our services. Pursuant to the MOU, Canada has suspended the *Clean Electricity Regulations* in Alberta pending the TIER carbon pricing agreement. Upon completion of the TIER carbon pricing agreement and other matters, Canada will place the *Clean Electricity Regulations* in Alberta in abeyance.

As of the date hereof, it is not possible to predict the effect of the Paris Agreement, the Glasgow Climate Pact, *Clean Electricity Regulations*, and climate change-related legislation in Canada, the U.S. and globally on our business or whether additional climate-change legislation, regulations or other measures will be adopted at the federal, state, provincial or local levels in Canada, the U.S. or globally. While some of these regulations are in effect, others remain in various phases of review, discussion or implementation, leading to uncertainties regarding the timing and effects of these emerging regulations, making it difficult to accurately determine the cost impacts and effects on our operations. Further efforts by governments and non-governmental organizations to reduce greenhouse gas emissions appear likely, which, together with existing efforts, may reduce demand for oil and natural gas and potentially lead to lower demand for our services.

Transition Impact

In addition to the physical and regulatory effects of climate change on our business, an increasing focus on the reduction of greenhouse gas emissions and a potential shift to lower carbon intensive energy sources or a shift to a lower carbon economy may result in lower oil and natural gas prices and depress the overall level of oil and natural gas exploration and production activity, impacting the demand for our services from the oil and natural gas industry. Additionally, if our reputation is diminished as a result of the industry we operate in or services we provide, it could result in increased operating or regulatory costs, reduce access to capital, lower shareholder confidence or loss of public support for our business. It may also encourage exploration and production companies to diversify and limit drilling to find less carbon intensive energy alternatives.

Poor safety performance could lead to lower demand for our services

Standards for accident prevention in the oil and natural gas industry are governed by service company safety policies and procedures, accepted industry safety practices, customer-specific safety requirements, and health and safety legislation. Safety is a key factor that customers consider when selecting an oilfield services company. A decline in our safety performance could result in lower demand for services, which could have a material adverse effect on our business, financial condition, results of operations and cash flow. A public safety performance issue could also result in reputational damage to us or increased costs of operating and insuring assets.

We are subject to various health and safety laws, rules, legislation and guidelines which can impose material liability, increase our costs or lead to lower demand for our services.

Our business could be negatively affected as a result of actions of activist shareholders and some institutional investors may be discouraged from investing in the industry in which we operate

Activist shareholders could advocate for changes to our corporate governance, operational practices and strategic direction, which could have an adverse effect on our reputation, business and future operations. In recent years, publicly traded companies have been increasingly subject to demands from activist shareholders advocating for changes to corporate governance practices, such as executive compensation practices, capital allocation, board composition, social issues, or certain corporate actions or reorganizations. These campaigns are increasingly conducted through coordinated proxy solicitation, public letters, media engagement and engagement with proxy advisory firms. There can be no assurances that activist shareholders will not publicly advocate for us to make certain corporate governance changes or engage in certain corporate actions. The appointment of a new CEO may increase our visibility to shareholders, as leadership transition can be viewed as an opportunity to influence strategy, management structure or board oversight. Responding to challenges from activist shareholders, such as proxy contests, media campaigns or other activities, could be costly and time consuming and could have an adverse effect on our reputation and divert the attention and resources of management and our Board, which could have an adverse effect on our business and operational results. Additionally, shareholder activism could create uncertainty about future strategic direction, resulting in loss of future business opportunities, which could adversely affect our business, future operations, profitability and our ability to attract and retain qualified personnel.

In addition to risks associated with activist shareholders, some institutional investors are placing an increased emphasis on ESG factors when allocating their capital. These investors may be seeking enhanced ESG disclosures or may implement policies that discourage investment in the hydrocarbon industry. Other investors may discourage investments in new lines of business which may be related to ESG matters. To the extent that certain institutions implement policies that discourage investments in our industry or new lines of business, it could have an adverse effect on our financing costs, terms or access to liquidity and capital. Additionally, if our reputation is diminished as a result of the industry we operate in or service, or we face litigation related to ESG matters, it could result in increased operational or regulatory costs, lower shareholder confidence or loss of public support for our business.

The loss of one or more of our larger customers or consolidation among our customers could have a material adverse effect on our business and our current backlog of contract drilling revenue may decline

In 2025, approximately 49% of our revenue was received from our ten largest drilling customers and approximately 23% of our revenue was received from our three largest drilling customers. The loss of one or more of our larger customers could have a material adverse effect on our business, financial condition, results of operations and cash flow. In addition, financial difficulties experienced by customers could adversely impact their demand for our services and cause them to request amendments to our contracts with them.

Our fixed-term drilling contracts generally provide our customers with the ability to terminate the contracts at their election, with an early termination payment to us if the contract is terminated before the expiration of the fixed term. During depressed market conditions or otherwise, customers may be unable to satisfy their contractual obligations or may seek to terminate or renegotiate or otherwise fail to honor their contractual obligations. In addition, we may not be able to perform under these contracts due to events beyond our control, and our customers may seek to terminate or renegotiate our contracts for various reasons, without paying an early termination payment. As a result, we may not realize all of our contract drilling backlog. In addition, the termination or renegotiation of fixed-term contracts without receiving early termination payments could have a material adverse effect on our business, financial condition, results of operations and cash flows. Our contract drilling backlog may decline, as fixed-term drilling contract coverage over time may not be offset by new or renegotiated contracts or may be reduced by price adjustments to existing contracts, including as a result of the decline in the price of oil and natural gas, capital spending reductions by our customers or other factors.

Further, consolidation among oil and natural gas exploration and production companies may reduce the number of available customers or could increase customer leverage. As exploration and production entities merge, they often seek operational synergies and cost efficiencies. This can reduce the number of drilling services required. Also, integrated entities may opt for in-house drilling capabilities or favor established contracts with other service providers. This may result in increased competition for available contracts or contractual termination, potentially impacting pricing dynamics and profitability.

We have exposure to fluctuations in foreign currency exchange rates

Our U.S. and international operations have revenue, expenses, assets and liabilities denominated in currencies other than the Canadian dollar and are mostly in U.S. dollars and currencies that are pegged to the U.S. dollar. This means that currency exchange rates can affect our financial results.

We have long-term debt denominated in U.S. dollars. We have designated our U.S. dollar denominated unsecured senior notes as a hedge against the net asset position of our U.S. and foreign operations. This debt is converted at the exchange rate in effect at the period end dates with the resulting gains or losses included in the statement of comprehensive income. If the Canadian dollar strengthens against the U.S. dollar, we will incur a foreign exchange gain from the translation of this debt. Similarly, if the Canadian dollar weakens against the U.S. dollar, we will incur a foreign exchange loss from the translation of this debt. The vast majority of our international operations are transacted in U.S. dollars or U.S. dollar-pegged currencies. Transactions for our Canadian operations are primarily transacted in Canadian dollars. We occasionally purchase goods and supplies in U.S. dollars for our Canadian operations, and we maintain U.S. dollar cash in our Canadian operations.

Translation into Canadian Dollars

When preparing our consolidated financial statements, we translate the financial statements of foreign operations that do not have a Canadian dollar functional currency into Canadian dollars. We translate assets and liabilities at exchange rates in effect at the period end date. We translate revenues and expenses using average exchange rates for the month of the transaction. We initially recognize gains or losses from these translation adjustments in other comprehensive income and reclassify them from equity to net earnings on disposal or partial disposal of the foreign operation. Changes in currency exchange rates could materially increase or decrease our foreign currency-denominated net assets, which would increase or decrease shareholders' equity. Changes in currency exchange rates will affect the amount of revenues and expenses we record for our U.S. and international operations, which will increase or decrease our net earnings. If the Canadian dollar strengthens against the U.S. dollar, the net earnings we record in Canadian dollars from our U.S. and international operations will be lower.

We may be unable to access additional financing

We may need to obtain additional debt or equity financing in the future to support ongoing operations, undertake capital expenditures, repay existing or future debt including the Senior Credit Facility and the 2029 Senior Notes Indenture, or pursue acquisitions or other business combination transactions. Volatility or uncertainty in the credit markets and inflationary pressure may increase costs associated with issuing debt or equity, and there is no assurance that we will be able to access additional financing when we need it, or on terms we find acceptable or favourable. Such volatility and uncertainty may be adversely impacted by potential negative perception of investing in the hydrocarbon industry. If we are unable to obtain financing to support ongoing operations or to fund capital expenditures, acquisitions, debt repayments, or other business combination transactions, it could limit growth and may have a material adverse effect on our business, financial condition, results of operations, and cash flow. See "*Our business could be negatively affected as a result of actions of activist shareholders and some institutional investors may be discouraged from investing in the industry in which we operate.*" on page 31.

Increasing interest rates may increase our cost of borrowing

Increases to the Canadian or United States benchmark interest rates may affect our cost of borrowing under our Senior Credit Facility and any debt financing we may negotiate. Actions by central banks to increase benchmark interest rates may increase our cost of borrowing and make the terms of borrowing less favourable to us.

Risks associated with turnkey drilling operations could adversely affect our business

We earn some of our revenue from turnkey drilling contracts. We expect turnkey drilling to remain part of our service offering; however, turnkey contracts pose substantially more risk than wells drilled on a daywork basis. Under a typical turnkey drilling contract, we agree to drill a well for a customer to a specified depth and under specified conditions for a fixed price. We typically provide technical expertise and engineering services, as well as most of the equipment required for the drilling of turnkey wells and use subcontractors for related services. We typically do not receive progress payments and are entitled to payment by the customer only after we have met the full terms of the drilling contract. We sometimes encounter difficulties on wells and incur unanticipated costs, and not all the costs are covered by insurance. As a result, under turnkey contracts, we assume most of the risks associated with drilling operations that are generally assumed by customers under a daywork contract. Operating cost overruns or operational difficulties and higher contractual liabilities on turnkey jobs could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Mergers and acquisitions entail numerous risks and may disrupt our business or distract management and we may be impacted by industry consolidations or unsolicited acquisition proposals

We consider and evaluate mergers and acquisitions of, or significant investments in, complementary businesses and assets as part of our business strategy. The drilling and oilfield services industry has experienced, and may continue to experience, increased consolidation as market participants seek scale, efficiencies, capital discipline and better returns. Mergers and acquisitions involve numerous risks, including unanticipated costs and liabilities, difficulty in integrating the operations and assets of the merged or acquired business, the ability to properly access and maintain an effective internal control environment over a merged or acquired company to comply with public reporting requirements, potential loss of key employees and customers of the merged or acquired companies, and an increase in our expenses and working capital requirements. Any merger or acquisition could have a material adverse effect on our business, financial condition, results of operations and cash flow.

We may incur substantial debt to finance future mergers and acquisitions and also may issue equity securities or convertible securities for mergers and acquisitions. Debt service requirements could be a burden on our results of operations and financial condition. We would also be required to meet certain conditions to borrow money to fund future mergers and acquisitions. Mergers and acquisitions could also divert the attention of management and other employees from our day-to-day operations and the development of new business opportunities. Even if we are successful in integrating future mergers and acquisitions into our operations, we may not derive the benefits such as operational, financial, or administrative synergies we expect from mergers and acquisitions, which may result in us committing capital resources and not receiving the expected returns. Additionally, failing to pursue appropriate mergers when opportune may also pose a risk to our competitive positioning and growth potential. We may not be able to continue to identify attractive acquisition opportunities or successfully acquire identified targets.

As a result of ongoing industry consolidation, our size, asset base, market position or valuation may make us a potential target for strategic transactions, including friendly or unsolicited acquisition proposals. Any such proposal could create uncertainty among employees, customers, suppliers and other stakeholders, divert management and Board attention, result in increased costs, or lead to volatility in the market price of our securities. There can be no assurance that any transaction proposal would be completed on terms favorable to the Company or at all, or that responding to such proposals would not have an adverse effect on our business, results of operations or strategic objectives. In addition, consolidation among our competitors could result in larger, better-capitalized competitors with increased operational scale, geographic reach, pricing power or bargaining leverage with customers and suppliers. Such consolidation could intensify competitive pressures, limit our ability to win or retain contracts, compress margins, or require increased capital investment to remain competitive, any of which could adversely affect our business, financial condition, and operations.

Our operations face risks of interruption and casualty losses

Our operations face many hazards inherent in the drilling and well servicing industries, including blowouts, cratering, explosions, fires, loss of well control, loss of hole, reservoir damage, loss of directional control, damaged or lost equipment, and damage or loss from inclement weather or natural disasters. Any of these hazards could result in personal injury or death, damage to or destruction of equipment and facilities, suspension of operations, environmental damage, damage to the property of others, and damage to producing or potentially productive oil and natural gas formations that we drill through, which could have a material adverse effect on our business, financial condition, results of operations and cash flow. Additionally, unexpected events such as unplanned power outages, natural disasters, supply disruptions, pandemic illness or other unforeseeable circumstances could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Our worldwide operations could be disrupted by terrorism, acts of war, political sanctions, earthquakes, telecommunications failures, power or water shortages, tsunamis, floods, hurricanes, typhoons, fires, extreme weather conditions (whether as a result of climate change or otherwise), medical epidemics or pandemics and other natural or manmade disasters or catastrophic events, some of which may be self insured or may not be fully insurable, or may be subject to policy exclusions or significant deductions. The occurrence of any of these business disruptions could result in difficulties in transporting our crews, hiring or managing personnel as well as other significant losses, that may adversely affect our business, financial conditions, results of operations and cash flow, and require substantial expenditures and recovery time in order to fully resume operations.

Generally, drilling and service rig contracts separate the responsibilities of a drilling or service rig company and the customer. We try to obtain indemnification from our customers by contract for some of these risks even though we also have insurance coverage to protect us. We cannot assure; however, that any insurance or indemnification agreements will adequately protect us against liability from all the consequences described above. Certain state, province or foreign law may limit, invalidate or render unenforceable contractual indemnity provisions regardless of the intent of the parties. If there is an event that is not fully insured or indemnified against, or a customer or insurer does not meet its indemnification or insurance obligations, it could result in substantial losses. In addition, we may not be able to get insurance to cover any or all these risks, or the coverage may not be adequate. Insurance premiums or other costs may rise significantly in the future, making the insurance prohibitively expensive or uneconomic. Significant events, including terrorist attacks in the U.S., wildfires, flooding, severe hurricane damage and well blowout damage in the U.S. Gulf Coast region, have resulted in significantly higher insurance costs, deductibles and coverage restrictions. When we renew our insurance, we may decide to self-insure at higher levels and assume increased risk to reduce costs associated with higher insurance premiums. Insurance carriers may also deny or dispute coverage, which could result in litigation with insurers. This could be costly, time-consuming and uncertain and may require us to fund losses or defense cost prior to resolution.

Business in our industry is seasonal and highly variable

Seasonal weather patterns in Canada and the northern U.S. affect activity in the oilfield services industry. During the spring months, wet weather and the spring thaw make the ground unstable, so municipalities, counties, provincial and state transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment. This reduces activity and highlights the importance of the location of our equipment before the imposition of the road bans. The timing and length of road bans depend on weather conditions leading to the spring thaw and during the thawing period.

Additionally, certain oil and natural gas producing areas are located in parts of western Canada that are only accessible during the winter months because the ground surrounding or containing the drilling sites in these areas consists of terrain known as muskeg. Rigs and other necessary equipment cannot cross this terrain to reach the drilling site until the muskeg freezes. Moreover, once the rigs and other equipment have been moved to a drilling site, they may become stranded or be unable to move to another site if the muskeg thaws unexpectedly. Our business activity depends, at least in part, on the severity and duration of the winter season.

Litigation and legal claims could have an adverse impact on our business

We may be subject to legal proceedings and governmental investigations from time to time related to our business and operations. Lawsuits or claims against us could have a material adverse effect on our business, financial condition, results of operations and cash flow. While we maintain insurance that may cover the cost of certain litigation or have indemnity provisions in our favor, we cannot assure that any insurance or indemnification agreement will cover the cost of these liabilities, thus litigation or claims could negatively impact our business, reputation, financial condition and cash flow.

Certain of our offerings use proprietary technology and equipment which can involve potential infringement of a third party's rights or a third party's infringement of our rights, including rights to intellectual property. From time to time, our customers or we may become involved in disputes over infringement of intellectual property rights relating to equipment or technology owned or used by us. As a result, we may lose access to important equipment or technology, be required to cease use of some equipment or technology, be forced to modify our drilling rigs or technology, or be required to pay license fees or royalties for the use of equipment or technology. In addition, we may lose a competitive advantage in the event we are unsuccessful in enforcing our rights against third parties, or third parties are successful in enforcing their rights against us. As a result, any technology disputes involving us or our customers or supplying vendors could have a material adverse impact on our business, financial condition, results of operations and cash flow.

Indigenous rights and relationships may adversely impact our operations

Our operations are subject to risks related to Indigenous rights, interests, and relationships in Canada. Many of our activities are conducted on or near lands subject to asserted or established Aboriginal or treaty rights. Canadian law recognizes and protects these rights, and governments have a duty to consult and, where appropriate, accommodate Indigenous communities in connection with decisions that may adversely affect such rights.

The company has established and continues to develop constructive relationships with Indigenous communities and recognizes the importance of respectful engagement, collaboration, and long-term partnership. As our business expands and our operating footprint evolves, our ability to maintain and further grow these relationships will remain an important factor in supporting operational continuity and future growth.

The views of Indigenous communities may affect the timing, cost, scope, or feasibility of projects. If consultation processes are delayed, challenged, or result in additional conditions, or if Indigenous communities oppose or raise concerns regarding development activities, our customers' operations may be subject to permitting delays, increased costs, project modifications, or, in certain circumstances, suspensions or cancellations, which could have a material adverse impact on our business.

Public health crises, such as pandemics and epidemics, may impact our business

Local, regional, national or international public health crises, such as pandemics and epidemics, could have an adverse effect on local economies and potentially the global economy, which may adversely impact the price of and demand for oil and natural gas (and correspondingly, decrease the demand for our services, which could have a material adverse effect on our business, financial condition, results of operations and cash flows). Such public health crises, pandemics, epidemics and disease outbreaks are continuously evolving and the extent to which our business operations and financial results continue to be affected depends on various factors, such as the duration, severity and geographic spread of any outbreak; the impact and effectiveness of governmental action to reduce the spread and treat such outbreak, including government policies and restrictions; vaccine hesitancy and voluntary or mandatory quarantines; and the global response surrounding any such uncertainty.

The economic climate resulting from the impact of public health crises, pandemics and epidemics and any corresponding emergency measures that may be implemented from time to time by various governments may have significant adverse impacts on Precision including, but not exclusively:

- potential interruptions of our business or operations
- material declines in revenue and cash flows, as our customers are concentrated in the oil and natural gas industry
- future impairment charges to our property, plant and equipment and intangible assets
- risk of non-payment of accounts receivable and customer defaults, and
- additional restructuring charges as we align our structure and personnel to the dynamic environment.

Additionally, such public health crises, if uncontrolled, may result in temporary shortages of staff to the extent our workforce is impacted and may result in temporary interruptions to our business or operations, which may have an adverse effect on our financial condition, results of operations and cash flow.

A successful challenge by the tax authorities of expense deductions could negatively affect the value of our common shares

Taxation authorities may not agree with the classification of expenses we or our subsidiaries have claimed, or they may challenge the amount of interest expense deducted. In addition, tax authorities in the jurisdictions in which we operate may challenge our transfer pricing arrangements, the allocation of income and expenses among jurisdictions, the characterization of intercompany transactions, the availability of tax losses or credits, or the application of tax treaties. Tax authorities may also assert that we have created a permanent establishment in a jurisdiction where we did not previously file or pay taxes, which could subject us to additional income, payroll, withholding or indirect taxes.

Tax audits, reassessments or investigations may cover multiple years and may result in material additional taxes, interest and penalties, including retroactive assessments. If the taxation authorities successfully challenge our classifications or deductions, or otherwise successfully reassess our tax positions, it could have a material adverse effect on our business, financial condition, results of operations and cash flow. Such outcomes could also reduce earnings, increase our effective tax rate, require significant cash payments and adversely affect our liquidity.

Tax laws, regulations and interpretations are subject to change, including as a result of legislative action, administrative practice, judicial decisions or international initiatives aimed at base erosion and profit shifting. Changes in tax laws or their interpretation, including changes implemented on a retroactive basis, could adversely affect our tax position and increase our tax liabilities.

In addition, disputes with tax authorities can be costly, time-consuming and uncertain, and may divert management attention and resources. Adverse outcomes in such disputes, or the perception of increased tax risk, could negatively impact investor confidence and the market price of our common shares.

Unionization efforts and labor regulations could materially increase our costs or limit our flexibility

Efforts may be made from time to time to unionize portions of our workforce. We may be subject to strikes or work stoppages and other labor disruptions in connection with unionization efforts or renegotiation of existing contracts with unions. Unionization efforts, if successful, new collective bargaining agreements or work stoppages could materially increase our labor costs, reduce our revenues and adversely impact our operations and cash flow.

Losing key management could reduce our competitiveness and prospects for future success

Our future success and growth depend partly on the expertise and experience of our key management. There is no assurance that we will be able to retain key management. Losing these individuals could have a material adverse effect on our business, financial condition, results of operations and cash flow.

Our assessment of capital assets for impairment may result in a non-cash charge against our consolidated net income

We are required to assess our capital asset balance for impairment when certain internal and external factors indicate the need for further analysis. When assessing impairment triggers and calculating impairment, it is based on management's estimates and assumptions. We may consider several factors, including any declines in our share price and market capitalization, lower future cash flow and earnings estimates, significantly reduced or depressed markets in our industry, and general economic conditions, among others. Any impairment, write-down to capital assets would result in a non-cash charge against net earnings, which could be material.

Our credit ratings may change

Credit ratings affect our financing costs, liquidity and operations over the long term and are intended as an independent measure of the credit quality of long-term debt. Credit ratings affect our ability to obtain short and long-term financing and the cost of this financing, and our ability to engage in certain business activities cost-effectively.

If a rating agency downgrades our current corporate credit rating or rating of debt, or changes our credit outlook to negative, it could have an adverse effect on our financing costs and access to liquidity and capital.

The price of our common shares can fluctuate

Several factors can cause volatility in our share price, including increases or decreases in revenue or earnings, changes in revenue or earnings estimates by the investment community, plans in respect of returns of capital to shareholders, failure to meet analysts' expectations, changes in credit ratings, and speculation in the media or investment community about our financial condition or results of operations. General market conditions, the perception of the industry we operate in and service and Canadian, U.S. or international economic and social factors and political events unrelated to our performance may also affect the price of our shares. Investors should therefore not rely on past performance of our shares to predict the future performance of our shares or financial results. When our share price is relatively low, we may be subject to opportunistic takeover attempts by certain companies or institutions.

While there is currently an active trading market for our shares in the United States and Canada, we cannot guarantee that an active trading market will be sustained in either country. There could cease to be an active trading market due to, among other factors, minimum listing requirements of stock exchanges. If an active trading market in our shares is not sustained, the trading liquidity of our shares will be limited and the market value of our shares may be reduced.

Selling additional shares could affect share value

While we have a normal course issuer bid in place under which we may acquire our own shares, in the future, we may issue additional shares to fund our needs or those of other entities owned directly or indirectly by us, as authorized by the Board. We do not need shareholder approval to issue additional shares, except as may be required by applicable stock exchange rules, and shareholders do not have any pre-emptive rights related to share issues. see *Capital Structure* on page 15.

As a foreign private issuer in the U.S., we may file less information with the SEC than a company incorporated in the U.S.

As a *foreign private issuer*, we are exempt from certain rules under the United States Exchange Act of 1934 (the **Exchange Act**) that impose disclosure and procedural requirements, for proxy solicitations under Section 14 of the Exchange Act. Our directors, officers and principal shareholders are also exempt from the *short-swing* profit recovery provisions of Section 16 of the Exchange Act. We are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act, nor are we generally required to comply with Regulation FD, which restricts the selective disclosure of material non-public information. As a result, there may be less publicly available information about us than U.S. public companies and this information may not be provided as promptly. In addition, we are permitted, under a multi-jurisdictional disclosure system adopted by the U.S. and Canada, to prepare our disclosure documents in accordance with Canadian disclosure requirements, including preparing our financial statements in accordance with International Financial Reporting Standards (**IFRS**), which differ in some respects from U.S. GAAP. We are required to assess our *foreign private issuer* status under U.S. securities laws annually at the end of the second quarter. If we were to lose our status as a *foreign private issuer* under U.S. securities laws, we would be required to comply with U.S. securities and accounting requirements.

We have retained liabilities from prior reorganizations

We have retained all liabilities of our predecessor companies, including liabilities relating to corporate and income tax matters.

We may become a passive foreign investment company, which could result in adverse U.S. tax consequences to U.S. investors

Management does not believe we are or will be treated as a passive foreign investment company (**PFIC**) for U.S. tax purposes. However, because PFIC status is determined annually and will depend on the composition of our income and assets from time to time, it is possible that we could be considered a PFIC in the future. This could result in adverse U.S. tax consequences for a U.S. investor. In particular, a U.S. investor would be subject to U.S. federal income tax at ordinary income rates, plus a possible interest charge, for any gain derived from a disposition of common shares, as well as certain distributions by us. In addition, a step-up in the tax basis of our common shares would not be available to an individual holder upon death.

An investor who acquires 10% or more of our common shares may be subject to taxation under the controlled foreign corporation (**CFC**) rules.

Under certain circumstances, a U.S. person who directly or indirectly owns 10% or more of the voting power of a foreign corporation that is a CFC (generally, a foreign corporation where 10% or more U.S. shareholders own more than 50% of the voting power or value of the stock of the foreign corporation) for 30 straight days or more during a taxable year and who holds any shares of the foreign corporation on the last day of the corporation's tax year must include in gross income for U.S. federal income tax purposes its pro rata share of certain income of the CFC even if the income is not distributed to the person. We are not currently a CFC, but this could change in the future.

OUR DIRECTORS AND OFFICERS

BOARD OF DIRECTORS

Our by-laws provide that the Board has full, absolute and exclusive power, control, authority and discretion to manage Precision's business and affairs, subject to the rights of our shareholders. Directors are elected at each annual meeting of shareholders for a one-year term or, subject to our constating documents and applicable laws, appointed by the Board to hold office until the next annual meeting. The table below provides information about each director, including his or her name, place of residence, current position with Precision and principal occupation during the last five years.

Name and Place of Residence	Position Held with Precision	Principal Occupation During the Last Five Years
William T. Donovan North Palm Beach, Florida United States	Director, since December 2008 ▪ Member, Audit Committee (*Chair since May 2020*) ▪ Member, Corporate Governance, Nominating and Risk Committee	Currently a private equity investor and corporate director. Currently serves on the board of Silgan Holdings, Inc.
Steven W. Krablin Houston, Texas United States	Director, since May 2015 and Chairman of the Board since May 2017 ▪ Member, Audit Committee ▪ Member, Corporate Governance, Nominating and Risk Committee ▪ Member, Human Resources and Compensation Committee	Currently a private investor and corporate director. Previously served on the boards of Chart Industries Inc. from 2006 to 2022.
Lori A. Lancaster New York, New York United States	Director, since October 2022 ▪ Member, Audit Committee ▪ Member, Corporate Governance, Nominating and Risk Committee	Currently a corporate director. Currently serves on the board of Intrepid Potash Inc. Previously served on the board of HighPoint Resources Corporation from 2018 to 2021 and Vital Energy Inc. from 2020 to 2025.
Susan M. MacKenzie Calgary, Alberta Canada	Director, since September 2017 ▪ Member, Corporate Governance, Nominating and Risk Committee (*Chair since May 2020*) ▪ Member, Human Resources and Compensation Committee	Currently a corporate director. Previously served on the boards of Freehold Royalties Ltd. from 2014 to 2022, Enerplus Corporation from 2011 to 2023 and MEG Energy Corporation from 2020-2025.
Kevin O. Meyers, Ph.D. Anchorage, Alaska United States	Director, since September 2011 ▪ Member, Corporate Governance, Nominating and Risk Committee ▪ Member, Human Resources and Compensation Committee (*Chair since May 2012*)	Currently an independent energy consultant and corporate director. Previously served on the boards of Hess Corporation from 2013 to 2025, Denbury Resources Inc. from 2011 to 2023 and Denbury Inc. from 2011 to 2023.
David W. Williams Spring, Texas United States	Director, since September 2018 ▪ Member, Audit Committee ▪ Member, Human Resources and Compensation Committee ▪ Also attends the management committee known as the HSE Council	Currently a corporate director.
Alice L. Wong Saskatoon, Saskatchewan Canada	Director, since May 2024 ▪ Member, Audit Committee ▪ Member, Human Resources and Compensation Committee ▪ Also attends the management committee known as the HSE Council	Currently a corporate director. Currently serves on the board of Hecla Mining Company. Previously served as Senior Vice President, Chief Corporate Officer at Cameco Corporation from 2011 to 2024.
Carey T. Ford Houston, Texas United States	President and Chief Executive Officer and Director, since October 2025	Currently President and Chief Executive Officer and a director of Precision. Previously served as Chief Financial Officer from 2022 to 2025 and Senior Vice President, Chief Financial Officer from 2016 to 2022.

Other Important Information About the Directors

No director or executive officer is or has been a director, chief executive officer, or chief financial officer of any company in the last 10 years that during their term or after leaving the role if the triggering event occurred during their term was:

- the subject of a cease trade order (or similar order), or
- denied access to any exemption under securities legislation (for more than 30 consecutive days).

In addition, except as set out below, no director or executive officer, nor any shareholder holding a sufficient number of Precision shares to materially affect control of Precision, is or has been:

- personally, or a director or executive officer of a company in the last 10 years that, during their term or within a year of leaving the role:
  - became bankrupt
  - made a proposal under any bankruptcy or insolvency laws
  - was subject to or instituted any proceedings, arrangement or compromise with creditors, or
  - had a receiver, receiver manager or trustee appointed to hold its assets.
- personally:
  - subject to penalties or sanctions imposed by a court related to Canadian securities legislation or a Canadian securities regulatory authority
  - party to a settlement with a Canadian securities regulatory authority, or
  - subject to any other penalties or sanctions imposed by a court or regulatory body that a reasonable investor would consider important.

Lori A. Lancaster served on the board of HighPoint Resources Corporation (**HighPoint Resources**). On March 14, 2021, HighPoint Resources filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code in the Bankruptcy Court for the District of Delaware as part of a pre-packaged plan of reorganization. On April 1, 2021, HighPoint Resources successfully completed its merger with Bonanza Creek Energy Inc. (**Bonanza Creek**). Ms. Lancaster no longer sits on the board of HighPoint Resources.

Kevin O. Meyers, Ph.D. has served on the board of Denbury Resources (**Denbury**). On July 30, 2020, Denbury filed a voluntary petition for Chapter 11 bankruptcy of the United States Bankruptcy Code in the Bankruptcy Court for the Southern District of Texas (Houston Division) to pursue a plan of reorganization. On September 18, 2020, Denbury emerged from bankruptcy as Denbury, Inc. Dr. Meyers served on the board of Denbury Inc. until November 2023.

Steven W. Krablin and Kevin O. Meyers served on the board of Hornbeck Offshore Services Inc. (**Hornbeck**). On May 19, 2020, Hornbeck filed a voluntary petition for Chapter 11 bankruptcy of the United States Bankruptcy Code in the Bankruptcy Court for the Southern District of Texas (Houston Division) to pursue a plan of reorganization. On September 4, 2020, Hornbeck emerged from bankruptcy and appointed new directors. Mr. Krablin did not seek reappointment to the Hornbeck board in 2020. Hornbeck Offshore Services, Inc. became a private corporation in September 2020. Dr. Meyers served on the Hornbeck board until August 2022.

Steven W. Krablin served on the board of Penn Virginia Corporation (**Penn Virginia**). On May 12, 2016, Penn Virginia filed a voluntary petition under Chapter 11 of the United States Bankruptcy Code in the Bankruptcy Court for the Eastern District of Virginia to pursue a plan of reorganization. On September 12, 2016, Penn Virginia emerged from bankruptcy proceedings and appointed a new board of directors. Mr. Krablin no longer serves on the board of Penn Virginia.

Our directors and officers annually disclose any potential conflict of interest. From time to time, directors and officers will face potential conflicts of interest related to our business. Any conflicts are subject to the procedures and remedies set out under the *Business Corporations Act* (Alberta). If directors find themselves in a conflict of interest, they are required to advise the Chair of the Board and abstain from participating in any discussions and voting on the matter or excuse themselves from the meeting.

OUR BOARD COMMITTEES

Corporate Governance, Nominating and Risk Committee (CGNRC)

The CGNRC currently has five members, and all are independent directors:

- Susan M. MacKenzie (chair), William T. Donovan, Steven W. Krablin, Lori A. Lancaster, and Dr. Kevin O. Meyers

The CGNRC is responsible for overseeing compliance with current governance requirements and monitoring emerging issues, developing and implementing best governance practices, and overseeing our approach to enterprise risk management.

Human Resources and Compensation Committee (HRCC)

The HRCC currently has five members, and all are independent directors:

- Dr. Kevin O. Meyers (chair), Steven W. Krablin, Susan M. MacKenzie, David W. Williams, and Alice L. Wong

The HRCC is responsible for human resources and compensation governance, employee-wide programs and all matters relating to executive and director compensation. It is also responsible for conducting Board and Committee evaluations and developing director compensation programs.

Audit Committee

The Audit Committee currently has five members, and all are independent directors:

- William T. Donovan (chair), Steven W. Krablin, Lori A. Lancaster, David W. Williams, and Alice L. Wong

The Audit Committee is a standing committee appointed by the Board to assist it in fulfilling its oversight responsibilities with respect to financial reporting, internal control systems and the external auditors.

Each member of the Audit Committee must be independent and financially literate to meet regulatory requirements in Canada, the U.S. and the NYSE corporate governance standards. The Board assesses a director's ability to read and understand the financial statements of a business similar in complexity to Precision to determine whether a director is financially literate. The Board has determined that each member of the Audit Committee is independent and financially literate within the meaning of National Instrument 52-110 and the corporate governance standards of the NYSE.

Mr. Donovan, Mr. Krablin, Ms. Lancaster, Mr. Williams, and Ms. Wong are all considered audit committee financial experts under SEC rules. They meet the requirements because of their training and experience.

Relevant Education and Experience

Each Audit Committee member has general business experience and education relevant to performing their responsibilities as a member of the committee:

- William T. Donovan (Chair) is a private equity investor and a director of several private companies. He currently serves on the audit committee of another public company. He was Chairman of the Board of Rockland Industrial Holdings, LLC of Milwaukee, Wisconsin from April 2006 until December 2013. He was a director of Grey Wolf, Inc. and served as Chair of the Audit Committee from 1997 until it was acquired by Precision Drilling Trust in December 2008. He was the President, Chief Executive Officer and Director of Total Logistics, Inc. prior to February 2005, and President, Chief Financial Officer and Director of Christiana Companies, Inc. prior to February 1999. Mr. Donovan has a Bachelor of Science degree and an MBA from the University of Notre Dame. Mr. Donovan was appointed to the Audit Committee in December 2008.

- Steven W. Krablin is a private investor and corporate director. He has over 40 years of experience as a corporate executive in the energy industry. He served as President, Chief Executive Officer and Chairman of the Board of T-3 Energy Services, Inc. from March 2009 until the sale of the company in January 2011. He also served as Chief Financial Officer of National Oilwell, Inc. and Enterra Corporation. Mr. Krablin received a Bachelor of Science and Business Administration degree (Accounting major) from the University of Arkansas and is a retired certified public accountant (CPA). Mr. Krablin was appointed to the Audit Committee in May 2015.

- Lori A. Lancaster is an independent consultant and corporate director. She has over 28 years of experience as a strategic and financial advisor to the global natural resources sector. As a former senior energy investment banker, Ms. Lancaster has extensive knowledge and transaction experience in advisory of key corporate strategic initiatives including accessing North American public and private debt and equity capital markets as well as corporate and asset level mergers, acquisitions and divestitures. She currently serves on the board of Intrepid Potash, Inc., and previously served on the boards of Vital Energy Inc., Highpoint Resources Corp. and Energen Corp. Ms. Lancaster received a Bachelor of Business Administration degree from Texas Christian University and an MBA degree from the University of Chicago Booth School of Business. Ms. Lancaster was appointed to the Audit Committee in October 2022.

- David W. Williams is a corporate director and has over 35 years of experience in the offshore drilling industry. He was Chairman, President and Chief Executive Officer of Noble Corporation from January 2008 until his retirement in January 2018. Previously, he was Executive Vice President of Diamond Offshore Drilling, Inc. Mr. Williams has served as a member of the Executive Committee and as Chairman of the International Association of Drilling Contractors, and as a board member of the American Petroleum Institute where he was a member of the Executive Committee and served as Chairman of the General Membership Committee from 2012 to 2013. Mr. Williams served as a member of the National Petroleum Council, the Society of Petroleum Engineers and the American Bureau of Shipping. He currently serves on the Dean's Advisory Board of the Mays Business School at Texas A&M University, the Houston Museum of Natural Science Board of Trustees, the board of The Children's Assessment Center Foundation, and a director of a private company. Mr. Williams earned a Bachelor of Business Administration degree in Marketing from Texas A&M University. Mr. Williams was appointed to the Audit Committee in September 2018.

- Alice L. Wong is a corporate director with more than 35 years of diverse experience in the nuclear fuel industry. She most recently served as Senior Vice-President, Chief Corporate Officer at Cameco Corporation from July 2011 to June 2024. She has also served as Vice-President Safety, Health, Environment, Quality and Regulatory Relations and Vice-President, Investor, Corporate and Government Relations. Before joining Cameco, she held various positions – as a sessional lecturer at the University of Saskatchewan, economics instructor at Saskatchewan Polytechnic, and auditor at the Canada Revenue Agency. Ms. Wong serves on the board of Hecla Mining Company. She previously served on the boards of Sask Energy Corporation, Canadian Nuclear Association, Mining Association of Canada, Saskatchewan Mining Association and Uranium Producers of America. Ms. Wong holds a Master of Arts (Economics) and a Bachelor of Commerce from the University of Saskatchewan and ICD.D designation from the Institute of Corporate Directors. Ms. Wong was appointed to the Audit Committee in May 2024.

Pre-Approval Policies and Procedures

Under the committee charter, the Audit Committee recommends the external auditors' terms of engagement and fees to the Board for approval. It must also review and pre-approve all permitted non-audit services that will be provided by the auditors, or any of its affiliated entities, to us or any of our affiliates, subject to minimum approval level exceptions under applicable law.

The Audit Committee is required to pre-approve services to be performed by the external auditors and specify certain services that the auditors are prohibited from performing. Management, together with the external auditors, must prepare a list of the proposed services for the coming year and submit it to the committee for its review and approval. If the list includes services that have not been pre-approved by the committee, the chair of the Audit Committee or other designated member has the authority to pre-approve the services, as long as they are presented to the full committee for ratification at the next scheduled meeting. The Audit Committee receives an update on the status of any pre-approved services at each regularly scheduled meeting.

Since these procedures were implemented, 100% of each of the services provided by the external auditors relating to the fees reported as audit, audit-related, tax and all other fees have been pre-approved by the Audit Committee or a designated member.

See *Appendix* on page 46, for the full text of our Audit Committee Charter.

Audit Fees

The table below shows the fees billed to us and our affiliates for professional services provided by KPMG LLP, our former external auditors, in fiscal 2025 and 2024:

Year ended December 31		2025		2024
Audit fees for professional audit services	$	1,936,439	$	1,730,501
Audit-related fees for assurance and other services that relate to the performance of the audit or review of our financial statements and are not reported as audit fees		—		—
Tax fees for tax advisory, tax compliance and tax planning services, including assistance with preparing Canadian federal and provincial income tax returns and international tax advisory services	$	661,035	$	233,431
All other fees for products and services other than those disclosed above		—		—
Total	**$**	**2,597,473**	**$**	**1,963,933**

Following completion of a tender process, the Audit Committee approved the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm, effective in 2026 upon the completion of KPMG LLP's engagement. The Audit Committee believes this action is consistent with sound corporate governance practices.

OUR EXECUTIVE OFFICERS

The table below provides information about each executive officer, including his or her name, place of residence, current positions and offices with Precision, and principal occupation during the last five years:

Name and Place of Residence	Current Position with Precision and Positions Held During the Last Five Years
Carey T. Ford Houston, Texas, United States	President and Chief Executive Officer since October 2025. Chief Financial Officer from March 2022 to October 2025. Senior Vice President and Chief Financial Officer from May 2016 to March 2022.
Dustin D. Honing Calgary, Alberta, Canada	Chief Financial Officer since October 2025. Vice President, Operations Finance from March 2023 to October 2025. Senior Controller from May 2021 to March 2023. Director, Investor Relations from March 2019 to May 2021.
Thomas M. Alford Calgary, Alberta, Canada	President, Well Servicing since February 2021.
Veronica H. Foley Houston, Texas, United States	Chief Legal and Compliance Officer since March 2022. Senior Vice President, General Counsel and Corporate Secretary from May 2016 to March 2022.
Shuja U. Goraya Houston, Texas, United States	Chief Technology Officer and President, International since March 2026. Chief Technology Officer from July 2018 to March 2026.
Darren J. Ruhr Houston, Texas, United States	Chief Administrative Officer since July 2018.
Gene C. Stahl Houston, Texas, United States	Chief Operating Officer since October 2025. President, North American Drilling from February 2023 to October 2025. Chief Marketing Officer from May 2019 to February 2023.

As of December 31, 2025, our directors and executive officers, as a group, beneficially owned, controlled or directed, directly or indirectly, 334,664 common shares (approximately 2.6% of our issued and outstanding common shares).

None of our directors, executive officers, or any shareholder who beneficially owns, controls or directs, directly or indirectly, more than 10% of our outstanding common shares, or any of their known associates or affiliates, have had a direct or indirect material interest in any transaction affecting us in the three most recently completed financial years or in 2026 to the date of this AIF, or in any proposed transaction that has had or is reasonably expected to have a material effect on Precision.

OTHER MATERIAL INFORMATION

INTERESTS OF EXPERTS

KPMG LLP (**KPMG**) acted as auditor of Precision in 2025. KPMG has confirmed that they are independent from Precision within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulations and that they are independent accountants with respect to Precision under all relevant U.S. professional and regulatory standards.

Following completion of a tender process, the Board (on recommendation by the Audit Committee) approved the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm, effective as of the day immediately following the date of KPMG's report in respect of its audit of the Corporation's consolidated financial statements for the year-ended December 31, 2025.

MATERIAL CONTRACTS

Other than contracts we entered into the ordinary course of business, we had three material contracts in effect at the end of 2025: Senior Credit Facility Agreement and amendments thereto, 2029 Notes Indenture, and Shareholder Rights Plan Agreement.

For details of our Senior Credit Facility Agreement and amendments thereto and the 2029 Senior Notes Indenture, see *Capital Structure – Material Debt* on page 18. For details of our Shareholder Rights Plan Agreement, see *Capital Structure – Common Shares – Shareholder Rights Plan* on page 16. We filed copies of these contracts on SEDAR+ and on EDGAR Next.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

We are not a party to, and our properties are not the subject of, any material legal proceedings. We are also not aware of any potential material legal proceedings. We have not entered into any settlement agreements or been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's Discussion and Analysis (**MD&A**) of our financial condition and results of operations relating to our consolidated financial statements for the fiscal year ended December 31, 2025, forms part of our 2025 Annual Report and is incorporated by reference in this AIF. The MD&A appears on pages 2 to 46 of our 2025 Annual Report.

TRANSFER AGENT AND REGISTRAR

Computershare, located in Calgary, Alberta, is the transfer agent and registrar of our common shares. In the U.S., our co-transfer agent is Computershare Trust Company NA located in Canton, Massachusetts.

ADDITIONAL INFORMATION ABOUT PRECISION

Additional information about Precision is available on our website and on SEDAR+ at www.sedarplus.ca. Copies are also available from us free of charge by contacting our Corporate Secretary:

Precision Drilling Corporation
800, 525 – 8th Avenue SW
Calgary, Alberta, Canada T2P 1G1
Tel: 403.716.4500
Email: corporatesecretary@precisiondrilling.com

You can find additional information about Precision in the following documents:

- our Management Information Circular (including information about director and officer compensation and indebtedness and shares authorized for issuance under Precision's equity compensation plans) for the most recent annual and special meeting of shareholders, which was held on May 15, 2025.
- our 2025 Annual Report containing our Annual Consolidated Financial Statements and MD&A for the year ended December 31, 2025.

ABOUT REGISTERED TRADEMARKS

We own registered trademarks, service marks and trade names that we use in our business including, but not limited to, Precision Drilling Corporation, Precision Drilling, PD logo and design, Grey Wolf, *Super Series*, Precision *Super Single*, *Super Triple*, Alpha™, AlphaAutomation™, AlphaApps™, AlphaAnalytics™ and EverGreen™. Although the trademarks, service marks and trade names referred to in this AIF or the documents incorporated by reference may be listed without the ®, SM and TM symbols for convenience, we will assert our rights to them to the fullest extent under the law.

FINANCIAL MEASURES AND RATIOS

NON-GAAP FINANCIAL MEASURES

We reference certain additional Non-Generally Accepted Accounting Principles (**Non-GAAP**) measures that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.

Adjusted EBITDA We believe Adjusted EBITDA (earnings before income taxes, gain on repurchase of unsecured senior notes on acquisition, gain on acquisition, loss on investments and other assets, finance charges, foreign exchange, loss on asset decommissioning, gain on asset disposals, and depreciation and amortization), as reported in our Consolidated Statements of Net Earnings, is a useful measure, because it gives an indication of the results from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and depreciation and amortization charges.

The most directly comparable financial measure is net earnings.

See *Financial Measures and Ratios* in our MD&A for the year-ended December 31, 2025, which is available on SEDAR+ at **www.sedarplus.ca.**

NON-GAAP RATIOS

We reference certain additional non-GAAP ratios that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.

Net Debt to Adjusted EBITDA We believe that the Net Debt (long-term debt less cash, as reported in our Consolidated Statements of Financial Position) to Adjusted EBITDA ratio provides an indication of the number of years it would take for us to repay our debt obligations. See *Financial Measures and Ratios* in our MD&A for the year-ended December 31, 2025, which is available on SEDAR+ at **www.sedarplus.ca.**

SUPPLEMENTARY FINANCIAL MEASURES

We reference certain supplementary financial measures that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.

Capital Spending by Spend Category We provide additional disclosure to better depict the nature of our capital spending. Our capital spending is categorized as expansion and upgrade, maintenance and infrastructure, or intangibles. See *Financial Measures and Ratios* in our MD&A for the year-ended December 31, 2025, which is available on SEDAR+ at **www.sedarplus.ca**.

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING INFORMATION AND STATEMENTS

We disclose forward-looking information to help current and prospective investors understand our future prospects.

Certain statements contained in this AIF, including statements that contain words such as could, should, can, anticipate, estimate, intend, plan, expect, believe, will, may, continue, project, potential and similar expressions and statements relating to matters that are not historical facts constitute forward-looking information within the meaning of applicable Canadian securities legislation and forward-looking statements within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, **forward-looking information and statements**).

Our forward-looking information and statements in this AIF include, but are not limited to, the following:
- our outlook on oil and natural gas prices
- our expectations about drilling activity in North America and the Middle East and the market demand for drilling rigs
- anticipated demand for our drilling rigs
- plans for returns of capital to shareholders
- customer adoption of Alpha™ technologies and EverGreen™ suite of environmental solutions
- our future debt reduction and share repurchase plans
- expectations for implementation of additional EverGreen™ solutions systems
- the potential impact liquified natural gas export development could have on North American drilling activity
- our ability to remain compliant with our Senior Credit Facility financial debt covenants
- our ability to react to customer spending plans as a result of changes in oil and natural gas prices
- target Net Debt to Adjusted EBITDA, and
- the impact of an increase/decrease in capital spending.

These forward-looking information and statements are based on certain assumptions and analysis made by Precision in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. These include, among other things:
- the fluctuation in oil prices and natural gas may pressure customers into reducing or limiting their drilling budgets
- the status of current negotiations with our customers and vendors
- customer focus on safety performance
- existing term contracts are neither renewed nor terminated prematurely
- continued market demand for our drilling rigs
- our ability to deliver rigs to customers on a timely basis
- the impact of climate change on our business
- the general stability of the economic and political environments globally and in the jurisdictions where we operate, and
- the impact of an increase/decrease in capital spending.

Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:
- volatility in the price and demand for oil and natural gas
- fluctuations in the level of oil and natural gas exploration and development activities
- fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services
- our customers' inability to obtain adequate credit or financing to support their drilling and production activity
- changes in drilling and well servicing technology, which could reduce demand for certain rigs or put us at a competitive advantage
- shortages, delays and interruptions in the delivery of equipment, supplies and other key inputs
- liquidity of the capital markets to fund customer drilling programs
- availability of cash flow, debt and equity sources to fund our capital and operating requirements, as needed
- the physical, regulatory and transition impacts of climate change
- the impact of weather and seasonal conditions on operations and facilities
- the impact of tariffs and trade disputes
- competitive operating risks inherent in contract drilling, well servicing and ancillary oilfield services
- ability to improve our rig technology to improve drilling efficiency
- public health crises that impact demand for our services and our business
- general political, economic, market or business conditions
- the availability of qualified personnel and management
- a decline in our safety performance could result in lower demand for our services
- business interruptions related to cybersecurity risks
- the impact of inflation and supply chain disruptions
- changes to, and new laws or regulations, including changes in environmental laws and regulations such as increased regulation of hydraulic fracturing or restrictions on the burning of fossil fuels and greenhouse gas emissions, which could have an adverse impact on the demand for oil and natural gas
- terrorism, acts of war, and social, civil and political unrest globally or in the foreign jurisdictions where we operate
- fluctuations in foreign exchange, interest rates and tax rates, and
- other unforeseen conditions which could impact the use of services supplied by Precision and Precision's ability to respond to such conditions.

Readers are cautioned that the foregoing list of risk factors is not exhaustive. You can find more information about these and other factors that could affect our business, operations or financial results in this AIF under *Risks in Our Business*, starting on page 22 and in other reports on file with securities regulatory authorities from time to time, which you can find in our profile on SEDAR+ (www.sedarplus.ca) or in our profile on EDGAR Next (www.sec.gov).

All of the forward-looking information and statements made in this AIF are expressly qualified by these cautionary statements. There can be no assurance that actual results or developments that we anticipate will be realized. We caution you not to place undue reliance on forward-looking information and statements. The forward-looking information and statements made in this AIF are made as of the date hereof. We will not necessarily update or revise this forward-looking information as a result of new information, future events or otherwise, unless we are required to by securities law.

Forward-looking information and statements in this AIF may also address our sustainability plans and progress. The inclusion of these statements is not an indication that these contents are necessarily material to investors and certain standards for measuring progress for sustainability are still developing (including for emissions disclosures).

APPENDIX

AUDIT COMMITTEE CHARTER

Purpose

The purpose of this document is to establish the terms of reference of the Audit Committee (the **Committee**) of Precision Drilling Corporation (the **Corporation**). The Committee is a permanent committee of the Board of Directors of the Corporation (the **Board of Directors**) appointed to assist the Board of Directors in fulfilling its oversight responsibilities with respect to financial reporting by the Corporation. Responsibility for accounting for transactions and internal control over financial reporting lies with senior management (**Management**) of the Corporation.

The requirement to have an audit committee is established in Section 171 of the Business Corporations Act (**Alberta**) and, in addition, is required pursuant to National Instrument 52-110 – Audit Committees, as adopted by the Canadian Securities Administrators and the United States Securities Exchange Act of 1934 (the **Exchange Act**), as amended for issuers listed on the New York Stock Exchange (the **NYSE**).

The Committee shall assist the Board of Directors in fulfilling its oversight responsibilities with respect to:

- the integrity of financial reporting to the Shareholders of the Corporation (the **Shareholders**) and to the Corporation's other stakeholders including investors, customers, suppliers and employees;
- the integrity of the accounting and financial reporting process and system of controls, including the internal and external audit processes;
- the Corporation's compliance with legal and regulatory requirements as they relate to financial reporting matters;
- the external auditor's qualifications and independence;
- the reporting protocol and independence of the internal auditor of the Corporation (**Audit Services**);
- the work and performance of the Corporation's financial management, Audit Services' function and its external auditor; any other matter specifically delegated to the Committee by the Board of Directors or mandated under applicable laws, rules and regulations as well as the listing standards of the Toronto Stock Exchange (the **TSX**) and the NYSE;
- the Corporation's compliance with ethical standards adopted by the Corporation through the oversight of the PD *EthicsLine*; and
- the Corporation's approach, strategy, performance and reporting on environmental, social and governance risks and their impact on the Corporation's financial statements, related internal controls, and financial disclosures, including review of material corporate responsibility metrics and targets that are included in public filings.

Committee Responsibilities

The Committee shall:

Annual and Quarterly Financial Statements

- review and discuss with Management and the external auditor the annual and interim financial statements of the Corporation and related notes and management's discussion and analysis and make recommendations to the Board of Directors for their approval;
- ensure that adequate procedures are in place for the review of the Corporation's public disclosure of financial information extracted or derived from the Corporation's financial statements and periodically assess the adequacy of those procedures;
- review and oversee the work of the external auditor for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between Management and the external auditor regarding financial reporting;
- review and discuss with Management and the external auditor, as applicable:
  - all critical accounting policies and practices to be used in the annual audit;
  - major issues regarding accounting principles and financial statement presentations, including any significant changes in the Corporation's selection or application of accounting principles, and major issues as to the adequacy of the Corporation's internal controls and any special audit steps adopted in light of material control deficiencies;
  - analyses prepared by Management or the external auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative International Financial Reporting Standards (**IFRS**) methods on the financial statements of the Corporation and any other opinions sought by Management from an independent or other audit firm or advisor with respect to the accounting treatment of a particular item;

- any problems, difficulties or differences encountered in the course of the audit work or restrictions on the scope of the external auditor's activities or access to requested information and Management's response thereto;

- the effect of regulatory and accounting initiatives on the financial statements of the Corporation and other financial disclosures;

- any reserves, accruals, provisions or estimates that may have a significant effect upon the financial statements of the Corporation;

- the use of any "pro forma" or "adjusted" information not in accordance with IFRS;

- discuss with Management and the external auditor any accounting adjustments that were noted or proposed by the external auditor or Audit Services but were not adopted (as immaterial or otherwise) and Management or internal control letters issued or proposed to be issued by the Corporation's external auditor and Management's response to such letters;

- review other financial information included in the Corporation's Annual Report to ensure that it is consistent with the Board of Directors' knowledge of the affairs of the Corporation and is unbiased and non-selective;

- upon the Committee's request, receive from the Chief Executive Officer (the **CEO**) and the Chief Financial Officer (the **CFO**) of the Corporation a certificate certifying in respect of each annual and interim report of the Corporation the matters such officers are required to certify in connection with the filing of such reports under applicable securities laws and receive and review disclosures made by such officers regarding any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving Management or persons who have a significant role in the Corporation's internal controls;

- cause to be prepared any report required by law, regulations or stock exchange requirements to be included in the Corporation's annual and quarterly reports;

Other Financial Filings and Public Documents

- review and recommend to the Board of Directors types of financial information of the Corporation, including any "pro forma," "adjusted" or non-IFRS financial information and earnings guidance, contained in any filings with the securities regulators or news releases related thereto (or provided to analysts or rating agencies). Consideration should be given as to whether the information is consistent with the information contained in the financial statements of the Corporation or any subsidiary with publicly-listed securities. Such review and discussion should occur before public disclosure and may be done generally (consisting of discussing the types of information to be disclosed and the types of presentations to be made);

Duties Related to Capital Expenditures

- review and recommend to the Board of Directors requests from Management for (a) any additional unbudgeted capital and (b) any replenishment of the CEO's and/or Chairman of the Board's capital approval authority under the Corporation's Corporate Policy No. 2 – *Authority Levels*;

- receive and review Authorizations for Expenditures from Management for material capital expenditures on a "Notice of Allocation" basis;

Internal Control Environment

- ensure that Management, in conjunction with the external auditor and Audit Services, provides to the Committee an annual assessment on the Corporation's control environment as it pertains to the Corporation's financial reporting process and controls;

- in coordination with the Corporate Governance, Nominating and Risk Committee's oversight of risk, review annually (or as necessary) significant financial risks or exposures, including cybersecurity risks that could impact financial reporting and controls, and assess the steps Management has taken to monitor, control, report and mitigate such risks to the Corporation, including the Corporation's risk assessment and risk management policies such as use of financial derivatives and hedging activities;

- review significant findings prepared by the external auditor and Audit Services together with Management's responses;

- review, in consultation with Audit Services and the external auditor, the audit plans of Audit Services and the external auditor and enquire as to the extent the planned scope can be relied upon to detect weaknesses in internal controls, fraud or other illegal acts. The Committee will assess the coordination of audit efforts to assure completeness of coverage and the effective use of audit resources. Any significant recommendations made by the auditor for the strengthening of internal controls shall be reviewed and discussed with Management;

- review annually the administrative reporting protocol for the head of Audit Services;

- review annually the performance and compensation of Audit Services;

- review and approve the annual Audit Services internal audit plan and all major changes to the plan, the internal auditing budget and staffing;

- review the following issues with Management and the head of Audit Services:

- significant findings of the Audit Services group as well as Management's response to them;

- any difficulties encountered in the course of their internal audits, including any restrictions on the scope of their work or access to required information;
- compliance with the Institute of Internal Auditors' Standards for the Professional Practice of Internal Auditing;

- review and annually approve the Audit Services Charter;
- approve the appointment, replacement or dismissal of the head of the Audit Services;
- direct the head of Audit Services to review any specific areas the Committee deems necessary;
- confirm and assure annually the independence of Audit Services and the external auditor;

External Auditor

- recommend to the Board of Directors the appointment/reappointment of the external auditor;
- review with the external auditor and Management the general audit approach and scope of proposed audits of the financial statements of the Corporation, the objectives, staffing, locations, coordination and reliance upon Management in the audit, the overall audit plans, the audit procedures to be used and the timing and estimated budgets of the audits;
- review the terms of the external auditor's engagement letter and recommend to the Board of Directors the compensation to be paid by the Corporation to the external auditor;
- review the reasons for any proposed change in the external auditor and any other significant issues related to the change, including the response of the incumbent external auditor, and enquire as to the qualifications of the proposed external auditor before making its recommendations to the Board of Directors;
- be directly responsible for the retention of (including termination) and oversight of the work of any auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Corporation, including the resolution of disagreements between Management or Audit Services and the auditor regarding financial reporting or the application of any accounting principles or practices;
- require the external auditor and Audit Services to report directly to the Committee;
- provide the external auditor with notice of every meeting of the Committee and, at the expense of the Corporation, the opportunity to attend and be heard thereat, and if so requested by a member of the Committee, require the external auditor to attend every meeting of the Committee held during the term of the office of the external auditor;
- approve all auditing services to be provided by the external auditor and non-audit services to be performed for the Corporation or any affiliated entities by the external auditor or any of their affiliates subject to any de minimus exception allowed by applicable law. The Committee may delegate to one or more designated independent members of the Committee the authority to pre-approve non-audit services, provided that any audit or non-audit services that have been pre-approved by any such delegate of the Committee must be presented to the Committee for ratification at its first scheduled meeting following such pre-approval;
- review and approve the disclosure with respect to audit and non-audit services provided by the external auditor;
- review with the external auditor and Management the general audit approach and scope of proposed audits of the financial statements of the Corporation, the objectives, staffing, locations, coordination and reliance upon Management in the audit, the overall audit plans, the audit procedures to be used and the timing and estimated budgets of the audits;
- discuss with the external auditor, without Management being present, (a) the external auditor's judgment about the quality, integrity and appropriateness of the Corporation's accounting principles and financial disclosure practices as applied in its financial reporting and (b) the completeness and accuracy of the Corporation's financial statements;
- annually request and review a report from the external auditor regarding (a) the external auditor's internal quality control procedures, (b) any material issues raised by the most recent internal quality control review, Canadian Public Accountability Board or Public Company Accounting Oversight Board or other available peer review of the external auditor, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues;
- review and confirm the independence of the external auditor, including receiving and reviewing a formal written statements from the external auditor delineating all relationships between the external auditor and the Corporation, and discussing with the external auditor any disclosed relationships or services that may impact their objectivity and independence;
- evaluate the qualifications and performance of the external auditor;
- review and approve hiring policies regarding partners, employees and former partners and employees of the present and former external auditor;
- ensure that the lead audit partner of the external auditor and the audit partner responsible for reviewing the audit are rotated at least every five years as required by the Sarbanes-Oxley Act of 2002 and Regulation S-X, and further consider rotation of the external auditor firm itself;
- review the results of the annual external audit, including the auditors' report to the Shareholders and any other reports prepared by the external auditor and the informal reporting from the external auditor on accounting systems and internal controls, including Management's response;

Other Review Items

▪ review any legal regulatory or compliance matter, claim or contingency that could have a significant impact on the financial statements of the Corporation, the Corporation's compliance policies and any material reports, inquiries or other correspondence received from regulators or governmental agencies and the manner in which any such legal matter, claim or contingency has been disclosed in the Corporation's financial statements;

▪ review the treatment for financial reporting purposes of any significant transactions which are not a normal part of the Corporation's operations;

▪ establish and periodically review procedures for (a) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls or auditing matters, and (b) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters or other matters that could negatively affect the Corporation, such as violations of the Corporation's Code of Business Conduct and Ethics;

▪ review with Management, Audit Services and the external auditor any significant complaints received related to disclosure, financial controls, fraud or other matters;

▪ oversee Management's process to ensure its disclosure regarding forward looking information is appropriate and thorough;

Committee Governance

▪ annually establish a set of objectives for the Committee for the respective calendar year, with the status of such objectives to be reviewed and evaluated by the Committee on a quarterly basis;

▪ meet in an in-camera session regularly with the external auditor, the head of Audit Services, members of Management and as a Committee alone;

▪ meet in separate non-Management, closed sessions with any other internal personnel or outside advisors, as necessary or appropriate; and

▪ review annually its own performance.

In addition to the foregoing items, the Committee shall have such other powers and duties as may from time to time by resolution be assigned to it by the Board of Directors.

Limitation of Committee's Role

While the Committee has the responsibilities and powers set forth in its Charter, it is not the duty of the Committee to prepare financial statements, plan or conduct audits or to determine that the Corporation's financial statements and disclosures are complete and accurate and are in accordance with IFRS and applicable rules and regulations. These are the responsibilities of Management and the external auditor.

The Committee, the Chair of the Committee and any Committee members identified as having accounting or related financial expertise are members of the Board of Directors, appointed to the Committee to provide broad oversight of the financial, risk and control-related activities of the Corporation, and are specifically not accountable or responsible for the day-to-day operation or performance of such activities.

Although the designation of a Committee member as having accounting or related financial expertise for disclosure purposes is based on that individual's education and experience, which that individual will bring to bear in carrying out his or her duties on the Committee, such designation does not impose on such person any duties, obligations or liabilities that are greater than the duties, obligations and liabilities imposed on such person as a member of the Committee and Board of Directors in the absence of such designation. Rather, the role of a Committee member who is identified as having accounting or related financial expertise, like the role of all Committee members, is to oversee the process, not to certify or guarantee the internal or external audit of the Corporation's financial information or public disclosure.

Committee Structure and Authority

(a) Composition

The Committee shall consist of not less than three directors as determined by the Board of Directors, and all of whom shall qualify as independent directors pursuant to (i) National Instrument 52-110 *Audit Committees* (as implemented by the Canadian Securities Administrators and as amended from time to time) (**NI 52-110**); (ii) Section 303A.02 of the NYSE Listed Company Manual; (iii) Rule 10A-3 under the Exchange Act; and (iv) any additional requirements or guidelines for audit committee service under applicable securities laws and the rules of any stock exchange on which the shares of the Corporation are listed for trading.

All members of the Committee shall be financially literate, as defined in NI 52-110, and at least one member shall have "accounting or related financial management expertise" (as required by NYSE rules) and qualify as an "audit committee financial expert" (as defined in SEC rules). In particular, at least one member shall have: (i) education and experience as a principal financial officer, principal accounting officer, controller, public accountant or auditor or experience in one or more positions that involve the performance of similar functions; (ii) experience actively supervising a principal financial officer, principal accounting officer, controller, public accountant, auditor or person performing similar functions; (iii) experience overseeing or assessing the performance of companies or public accountants with respect to the preparation, auditing or evaluation of financial statements; or (iv) other relevant experience:

- an understanding of generally accepted accounting principles and financial statements;
- the ability to assess the general application of such principles in connection with the accounting for estimates, accruals and provisions;
- expertise preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation's financial statements, or experience actively supervising one or more persons engaged in such activities;
- an understanding of internal controls and procedures for financial reporting; and
- an understanding of audit committee functions.

Committee members may not, other than in their respective capacities as members of the Committee, the Board of Directors or any other committee of the Board of Directors, accept directly or indirectly any consulting, advisory or other compensatory fee from the Corporation or any subsidiary of the Corporation, or be an "affiliated person" (as defined in Section 3(a)(19) of the Securities Exchange Act of 1934, as amended, and Rule 10A-3 thereunder) of the Corporation or any subsidiary of the Corporation. For greater certainty, directors' fees and fixed amounts of compensation under a retirement plan (including deferred compensation) for prior service with the Corporation that are not contingent on continued service should be the only compensation a Committee member may receive from the Corporation.

No Committee member shall serve on the audit committees of more than three other issuers without prior determination by the Board of Directors that such simultaneous service would not impair the ability of such member to serve effectively on the Committee.

(b) Appointment and Replacement of Committee Members

Each member of the Committee shall serve at the pleasure of the Board of Directors. Any member of the Committee may be removed or replaced at any time by the Board of Directors and shall automatically cease to be a member of the Committee upon ceasing to be a Director of the Corporation.

The Board of Directors may fill vacancies on the Committee by appointment from among its number. The Board of Directors shall promptly fill any vacancy if the membership of the Committee falls below three directors. If a vacancy exists but the Committee maintains at least three members, the remaining members may continue to exercise all Committee powers so long as a quorum is present.

Subject to the foregoing, the members of the Committee shall be appointed by the Board of Directors annually and each member of the Committee shall hold office until the next Annual Meeting of the Shareholders of the Corporation after his or her election or until his or her successor shall be duly qualified and appointed.

(c) Quorum

A majority of the total Committee membership present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to speak to and hear each other simultaneously shall constitute a quorum.

(d) Review of Charter and Position of the Committee Chair

The Committee shall review and reassess the adequacy of this Charter and the description of the Committee Chair description at least annually and otherwise as it deems appropriate, and recommend changes to the Board of Directors. The Committee shall reference this Charter in establishing its annual goals and meeting objectives.

(e) Delegation

The Committee may delegate from time to time to any person or committee of persons any of the Committee's responsibilities that lawfully may be delegated, provided that such delegation does not violate any applicable laws, regulations, or stock exchange listing requirements, and the Committee shall maintain oversight over any delegated responsibilities.

(f) Reporting to the Board of Directors

The Committee will report through the Chair of the Committee to the Board of Directors on matters considered by the Committee, its recommendations and performance relative to annual objectives and its Charter.

(g) Committee Chair Responsibilities

The Board of Directors shall appoint a Chair of the Committee, who is expected to provide leadership to the Committee to enhance its effectiveness. In such capacity, the Chair of the Committee will perform the duties and responsibilities set forth in the "Position Description - Audit Committee Chair".

(h) Calling of Meetings

Any member of the Committee, the Chairman of the Board of Directors, the Corporate Secretary of the Corporation or the external auditor of the Corporation may call a meeting. The Committee shall meet at least four times per year and as many additional times as needed to carry out its duties effectively.

(i) Notice of Meetings

Notice of the time and place of every meeting shall be given in writing or electronic communication to each member of the Committee at least 48 hours prior to the time fixed for such meeting. Notice of each meeting shall also be given to the external auditors of the Corporation, except for any meetings or portions of meetings where the Committee determines that the external auditors' presence is not required. A member and the external auditors may in any manner waive notice of a Committee meeting. Attendance of a member at a meeting is a waiver of notice of the meeting except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting was not lawfully called.

(j) Procedure, Records and Reporting

Subject to any statute or articles or by-laws of the Corporation, the Committee shall fix its own procedures at meetings, keep records of its proceedings and report to the Board of Directors, generally not later than the next scheduled meeting of the Board of Directors that follows the Committee meeting. In discharging its responsibilities, the Committee shall have full access to any relevant records of the Corporation.

(k) Minutes

Minutes of the Committee will be recorded and maintained and, upon request, will be promptly circulated to the directors who are not members of the Committee or, if that is not practical, shall be made available at the next meeting of the Committee.

(l) Attendance of Others at Meetings

The Committee shall have the right to determine who shall, and who shall not, be present at any time during a meeting of the Committee. The Committee may request any officer or employee of the Corporation, members of Audit Services, the Corporation's legal counsel, or any external auditor, to attend a meeting of the Committee or to meet with any members of, or consultants to the Committee. The Committee shall also have the authority to communicate directly with Audit Services and the external auditor.

(m) Outside Experts and Advisors

The Committee may retain, and set and pay the compensation to, any outside expert or advisor, including but not limited to, legal, accounting, financial or other consultants, at the Corporation's expense, as it determines necessary to carry out its duties. The Committee will assure itself as to the independence of any outside expert or advisor.

Approved effective July 31, 2025



Precision Drilling Corporation

Suite 800, 525 – 8th Avenue SW
Calgary, Alberta, Canada T2P 1G1
Phone: 403.716.4500
Email: info@precisiondrilling.com
www.precisiondrilling.com